                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                                    AMENDMENT

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

         Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         American Stone Industries, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

               Delaware                                13-3704099
--------------------------------------------------------------------------------
  (State or other jurisdiction of           (IRS Employer Identification No.)
   incorporation or organization)

    900 Keele Street       Toronto, Ontario   Canada              M6N 3E7
--------------------------------------------------------------------------------
  (Address of principal executive offices)                      (Zip Code)

Issuer's telephone number      (416) 653-6111
                         -------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

            Title of each class                  Name of each exchange on which
            to be so registered                  each class is to be registered

                   N/A                                        N/A
--------------------------------------------------------------------------------

-----------------------------------------

Securities to be registered under Section 12(g) of the Act:

                               Common Shares ($.001 par value)
                    ------------------------------------------------------------
                                      (Title of Class)


                    ------------------------------------------------------------
                                      (Title of Class)

                                TABLE OF CONTENTS
                                -----------------

PART I.......................................................................

A.       THE COMPANY.........................................................
         -----------

B.       BUSINESS AND PROPERTIES.............................................
         -----------------------

         1.       Historical Overview: American Stone Industries, Inc........
                  ----------------------------------------------------

         2.       ASI's Business.............................................
                  --------------

                  A.       American Stone Corporation........................
                           --------------------------

                           (1)      Incorporation............................
                                    -------------

                           (2)      Business.................................
                                    --------

                           (3)      Property, Plant  and Equipment...........
                                    ------------------------------

                                    (i)     Property.........................

                                    (ii)    Plant ...........................

                                    (iii)   Equipment........................

                           (4)      Industry Structure.......................
                                    ------------------

                           (5)      Industry Production......................
                                    -------------------

                           (6)      Marketing Structure.....................
                                    -------------------

                           (7)      Market Size.............................
                                    -----------

                           (8)      Sandstone Market........................
                                    ----------------

                           (9)      Workforce...............................
                                    ---------

                           (10)     Competition.............................
                                    -----------

                           (11)     Marketing by ASC........................
                                    ----------------

                           (12)     Business Strategy.......................
                                    -----------------

                           (13)     Sales...................................................................
                                    -----

                           (14)     Intellectual Property/Proprietary Rights................................
                                    ----------------------------------------

                           (15)     Regulation..............................................................
                                    ----------

                           (16)     Material Developments...................................................
                                    ---------------------

                           (17)     Methods of Distribution and Costs of Transportation.....................
                                    ---------------------------------------------------

                           (18)     Major Customers and Sales Contracts.....................................
                                    -----------------------------------

                  B.       Tyrrell Stone Design.............................................................
                           --------------------

         3.       Factors Affecting Profitability...........................................................
                  -------------------------------

         4.       Cash Flow/Liquidity.......................................................................
                  -------------------

         5.       Description of Securities.................................................................
                  -------------------------

         6.       Prior Dividends, Distributions or Redemptions.............................................
                  ---------------------------------------------

         7.       Officers and Key Personnel of the Company.................................................
                  -----------------------------------------

         8.       Directors of the Company..................................................................
                  ------------------------

         9.       Other Information Regarding Officers/Directors
                  ----------------------------------------------
                           and Key Personnel................................................................
                           -----------------

         10.      Bankruptcy/Receivership...................................................................
                  -----------------------

         11.      Principal Owners..........................................................................
                  ----------------

         12.      Shares Beneficially Owned by Officers/Directors...........................................
                  -----------------------------------------------

         13.      Management Relationships, Transactions and
                  ------------------------------------------
                           Remuneration.....................................................................
                           ------------

                  A.       Loans............................................................................
                           -----

                  B.       Related Party Transactions.......................................................
                           --------------------------

                  C.       Stock Options....................................................................
                           -------------

                  D.       Remuneration.....................................................................
                           ------------

                  E.       Personnel Reliance...............................................................
                           ------------------

                  F.       Credit Line......................................................................
                           -----------

         14.      Litigation................................................................................
                  ----------

         15.      Management's Discussion and Analysis of Certain Relevant Factors..........................
                  ----------------------------------------------------------------

                  A.        Causes for Losses from Operations...............................................
                            ---------------------------------

                  B.       Trends in Historical Operating Results...........................................
                           --------------------------------------

                  C.       Gross Margin.....................................................................
                           ------------

                  D.       Foreign/Government Sales.........................................................
                           ------------------------

PART II  ...................................................................................................

         Item 1.           Market Price of and Dividends on
                           --------------------------------
                                    Registrant's Common Shares and
                                    ------------------------------
                                    Other Shareholder Matters...............................................
                                    -------------------------

         Item 2.           Legal Proceedings................................................................
                           -----------------

         Item 3.           Changes in and Disagreements with Accountants....................................
                           ---------------------------------------------

         Item 4.           Recent Sales of Unregistered Securities..........................................
                           ---------------------------------------

         Item 5.           Indemnification of Directors and Officers........................................
                           -----------------------------------------

PART F/S ...................................................................................................

         Item 1.           Consolidated Financial Statements with Independent
                           --------------------------------------------------
                                    Auditor's Report for the Year
                                    -----------------------------
                                    Ended December 31, 1995.................................................
                                    -----------------------

         Item 2.           Consolidated Financial Statements with Independent
                           --------------------------------------------------
                                    Auditor's Report for the Years
                                    ------------------------------
                                    Ended December 31, 1996 and 1995........................................
                                    --------------------------------

         Item 4.           Unaudited Quality Report on Form 10-QSB for
                           -------------------------------------------
                                    Three Months Ended March 31, 1997.......................................
                                    ---------------------------------
SIGNATURES.......................................................................................

PART III:
--------

EXHIBITS....................................................................................................

                                     PART I
                                     ------

A.       THE COMPANY
         -----------

EXACT CORPORATE NAME:

                  American Stone Industries, Inc.

STATE AND DATE OF INCORPORATION:

                  Delaware; November 11, 1992

STREET ADDRESS OF PRINCIPAL OFFICE OF CORPORATION:

                  900 Keele Street
                  Toronto, Ontario Canada M6N 3E7

COMPANY TELEPHONE NUMBER:

                  (416) 653-6111

COMPANY FISCAL YEAR:

                  December 31

PERSON(S) TO CONTACT AT COMPANY WITH RESPECT TO FILING:

                  Glen Gasparini, President
                              or
                  Van P. Carter, Esq.
                  Walter & Haverfield, P.L.L.
                  50 Public Square
                  1300 Terminal Tower
                  Cleveland, OH 44113
                  Telephone:        (216) 781-1212
                  Facsimile:        (216) 575-0911

TELEPHONE NUMBER IF DIFFERENT FROM ABOVE:

                  Not applicable

PREFACE TO NARRATIVE DISCUSSION:

         In providing information regarding the Registrant, management has relied upon information which it believes to be reliable and accurate. Some of the information set forth in this Form 10-SB may be deemed to constitute "forward-looking statements," as defined in Section 27A of the Security Act of 1933 and/or Section 21E of the Securities Exchange Act of 1934. The Company acknowledges, however, that the "safe harbor" provision of these securities does not apply to the Company because the Company is not currently a "reporting Company," i.e., the Company does not file periodic reports pursuant to the Securities Exchange Act of 1934. Such statements may include the Company's discussion of Marketing, Business Strategy, Factors Affecting Profitability and management's Discussion and Analysis. In making such statements, the Company intends that there is no representation, warranty or guarantee that such events will or might occur as discussed. The likelihood of such forward-looking statements occurring as discussed is dependent upon, among other things, the Company's ability to generate revenue, to complete its sales and marketing strategy, to compete with other vendors of Natural Stone, to secure listing as a "small cap" stock on the NASDAQ, to attract and retain competent management, to secure the working capital required to expand operations, and, for its primary product (Berea Sandstone), to remain a desirable product for use in construction. If any of these events should fail to occur, there may be an adverse impact upon the Company's ability to achieve the "forward-looking statements" set forth herein. In addition, facts beyond the Company's control (such as Acts of God) may have an adverse impact.

B.       BUSINESS AND PROPERTIES
         -----------------------

         1.       HISTORICAL OVERVIEW: AMERICAN STONE INDUSTRIES, INC.
                  ----------------------------------------------------

         American Stone Industries, Inc. ("ASI" or "the Company") is a holding company which currently owns interests in two subsidiaries -- American Stone Corporation ("ASC") and Tyrrell Stone Design Company ("Tyrrell").

         The Company was incorporated in the State of Delaware on November 11, 1992 as Viva Designs U.S.A., Inc. The Company at that time was a distributor of a line of jewelry and fragrances. In or about June 1993 the Company discontinued those operations. On December 14, 1993, a certificate of amendment was filed to change the name of the corporation to Viva Medical Sciences Corp. Beginning in 1994 and until a business combination in August 1995, the Company was a distributor of medical equipment in the United States. In conjunction with the 1995 business combination, the medical equipment distributorship business was transferred to a related party. On August 9, 1995, the Articles of Incorporation were amended to effect a change of the corporate name to American Stone Industries, Inc. Concurrent with the business combination, ASI became a holding company which conducts business through its wholly-owned subsidiaries, ASC and Tyrrell. ASC purchases and sells stone for use in the building construction industry. Tyrrell provides design services to architects and stone processing centers.

         As of January 1, 1996, ASI (through ASC) owned 89.1% of a limited partnership, Cleveland Quarries, L.P. ("CQ L.P."). In February 1996, ASC acquired virtually all of the operating assets of CQ L.P. (See "Material Developments" and "Related Party Transactions"). CQ L.P. was dissolved effective December 31, 1996.

         2.       ASI'S BUSINESS
                  --------------

         As a holding company, ASI conducts no operations and maintains only a minimal corporate staff (See "Officers and Key Personnel of the Company").

         The Company's operating assets consist of its two subsidiaries (ASC and Tyrrell).

                  A.       AMERICAN STONE CORPORATION
                           --------------------------

                           (1)      INCORPORATION
                                    -------------

         ASC is a Delaware corporation incorporated in 1992. ASC acquired the operating assets of Cleveland Quarries L.P. in February, 1996 and thereafter began operating the 153 year old quarry situated near Amherst, Ohio known as the "Cleveland Sandstone Quarries" (the "Cleveland Quarries"). Consisting of an estimated 300,000,000 cubic feet of reserve deposits located on over 1,000 acres of ASC-owned property, the Cleveland Quarries is generally considered within the stone industry to be one of the World's largest sandstone quarries. This information is based upon various industry reports and surveys since its initial discovery in 1853.

                           (2)      BUSINESS
                                    --------

         ASC is in the business of quarrying and marketing sandstone and management of the Cleveland Quarries operation. ASC also maintains a sales office in Toronto, Ontario, Canada.

         The Cleveland Quarries produce sandstone, which is known in the industry as "Berea Sandstone." For more than one hundred (100) years, sandstone from the Cleveland Quarries has been utilized throughout Ohio, the United States and Canada in such projects as the following:

        Facility/
        Building                      Location                        Date
        --------                      --------                        ----
The John Hancock Building      Boston, Mass. (U.S.A.)                 1948

U.S. Post Office               Cleveland, Ohio (U.S.A.)               1934

Parliament Building            Ottawa, Ontario (Canada)               1865
                                                                 (rebuilt 1917)

City Hall                      Buffalo, New York (U.S.A.)             1930

U.S. Bankruptcy Court          Little Rock, Ark. (U.S.A.)           1918

Oberlin College Campus         Oberlin, Ohio (U.S.A.)             1885-1943

Osgood Hall -- Law courts of   Toronto, Ontario (Canada)            1857
Upper Canada

NHL Hockey Hall of Fame        Toronto, Ontario (Canada)            1885

County Courthouse              Savannah, Ga. (U.S.A.)               1889

St. James Cathedral            Toronto, Ontario (Canada)            1853

University of Pennsylvania     Philadelphia, Penn. (U.S.A.)       1874-1910

         Berea Sandstone has been used in the construction of numerous additional facilities over the past one hundred (100) years, including government buildings, banks, churches and prestigious private residential dwellings throughout the United States and Canada. One of the most current personal residences of note is that of Mr. William Gates in Seattle, Washington.

                           (3)      PROPERTY, PLANT  AND EQUIPMENT
                                    ------------------------------

                                    (I)     PROPERTY:

         ASC owns two (2) separate parcels of land in the Counties of Lorain and Erie, Ohio. The property contains two categories of natural stone: (1) Dimensional Stone, which is defined to be natural stone which is cut to size as specified in architectural designs and primarily used as architectural accents to buildings, although Dimensional Stone is also used for funeral monuments, landscape and ornamental objects; and (2) Construction Stone, which is defined to be natural stone primarily used for glass sand, foundry sand, silicon flour and construction, especially roadways. On the basis of the reserve estimates obtained by the previous owner of Cleveland Quarries, L.P., management has reached certain conclusions regarding the Company's reserves.

         From approximately 1960 to 1992 the reserves of Cleveland Quarries, L.P. have been estimated by the then owner (Stancorp), which drilled samples of Berea Sandstone on the Company- owned properties. The volume of Berea Sandstone has been estimated on the basis of the length, width and depth of quarry holes. These are currently more than 600,000 square feet of exposed quarry face. At this time, the quarry is more than 60 feet deep and 120 feet in length. In 1996, one section (360' x 120') was prepared for finishing and this section is expected to last about eight years at current projected sales rates. Based upon the exposed quarry face and the depth of Berea Sandstone as evidenced by quarry holes, management estimates that the total reserves are adequate to meet the needs of the Company for more than 100 years at current projected sales rates.

         In summary, Management projects that the property has a total estimated Dimensional Stone reserve of 336 million cubic feet. The parcel in Erie County is in Birmingham Township, and is strictly a quarry operation. Dimensional Stone reserve estimates were projected to be 126 million cubic feet based on a deposit of at least 30 acres indicated by topographic studies. The Birmingham Quarry yields both Gray and Buff Sandstone with a higher compressive strength than that of the quarries located in the main parcel. The main parcel is in Amherst Township (Lorain County) and is the site of numerous quarries, the mills and offices. The main parcel fronts the Ohio State Turnpike approximately twenty minutes west of downtown Cleveland. This property is estimated to contain 210 million cubic feet of Dimensional Stone and 21 million cubic feet of Construction Stone. Many of the quarries on this section of land are currently unused and dormant. The same stone that has been used in thousands of applications around the country is still available for renovation, restoration and expansion of existing buildings. All of the properties have permits for use as quarries and all permits are in good standing. The Birmingham property also contains a supply of natural gas which is leased to a local utility.

                                    (II)    PLANT:

         The following is a list of the main buildings on the property:

MILL #            SIZE S.F.                 YEAR BUILT                 CURRENT USE               FUTURE USE
------            ---------                 ----------                 -----------               ----------

3                 18,175                    1946                       Processing                Processing

6                 45,000                    1923                       Storage                   Gang Sawing

7                 4,490                     1955                       Storage                   Carving

8                 44,165                    1926                       Gang Sawing               Processing

Office &                                                               Office &                  Office &
Showroom          11,305                    1900                       Showroom                  Showroom

                                    (III)   EQUIPMENT:

         ASC's equipment consists of saws, cranes, trucks, tow motors, grinders, stone cutting equipment and haul tools. While some of the equipment is old, most of it is still cost effective and functional and would be expensive to replace.

                           (4)      INDUSTRY STRUCTURE
                                    ------------------

         All natural stone products go through several stages prior to final consumption. The various stages can be defined as follows:

-    Quarrying - extraction of large blocks of stone
- Primary Processing - sawing the large blocks into smaller blocks or large slabs
- Secondary Processing - converting smaller blocks or slabs into finished product
-    Installation - assembling and installing finished product

                                                           Tile
                                                           Patio Stone
                                                           Sills
BLOCKS    are turned into     SLABS           to make      Table Tops
                                                           Step Treads
                                                           Garden Stone
                                                           House Ashlar

                                                           Cut Stone
                                                           Building Stone
                                                           Grindstones
BLOCKS    are turned into     SMALL BLOCKS    to make      Coping
                                                           Breakwater
                                                           Curbing
                                                           Laboratory Samples
                                                           Soaking Pit Linings
                                                           Landscape Pieces


         Companies operate in diverse ways within the industry. They are usually involved in more than one of these disciplines. The operations of companies operating at each end of the spectrum, (i.e. the quarrying and installation) tend to locate geographically. Quarry operations locate where the raw material is found and installers operate in the market in which the finished product is to be installed. The primary processors often locate at or near the quarries. For this reason, the same company is often involved in both the quarry and primary processing segment. Similarly, secondary processors locate at or near the installers' premises and so companies that do installation are also usually capable of secondary processing. It is rare to find a company that operates in all segments of the industry.

         The primary and secondary processing segments are the most mechanized and therefore the most capital intensive. The machinery can be very sophisticated and very expensive. There have been major advancements in quarry technology and these operations are also becoming very capital intensive. These expenses have been a bar to entry into these segments of the industry for many and, for those that have failed to keep up, it has been a factor creating adverse consequences.

         This change is evidenced by a new phenomenon in the industry. Raw blocks of stone are being shipped from North America to processing centers located in Italy, and final product is returned to North America for installation. Transportation is strictly limited to water and road, but the portion of the final product cost attributable to transportation has steadily fallen as the cost of processing has risen. The rising cost of processing has only been offset by the efficiencies of modern machinery. This would suggest that the processing centers can compete internationally, if they are as sophisticated as those in Italy, and benefit from some of the other cost saving elements available to the industry today.

         Even though a large portion of the labor component of the processing has been eliminated, labor continues to be a problem in Italy. The processing segment can benefit even further in an inexpensive labor pool location; however, most third-world or underdeveloped countries offering inexpensive labor pools also lack the sophisticated labor pool that is necessary to maintain and operate the equipment. This is one of the reasons processing centers still locate in countries like Italy, Germany and Japan.

         Another important element in the cost of processing with modern machinery has been a good source of fresh water. This element will become increasingly more important as water jet technology emerges. Because the Cleveland Quarries are located near Lake Erie, ASC is assured access to a continuous source of fresh water.

                           (5)      INDUSTRY PRODUCTION
                                    -------------------

         Based upon an August 1995 report prepared for the Company by Industrial Mineral Facts (the "IMF Report"), the annual world production of raw Dimensional Stone (Quarry stage) is estimated at thirty-four million (34,000,000) metric tonnes or about twelve million six hundred thousand (12,600,000) cubic meters. After primary and secondary processing, the total quantity of finished Dimensional Stone products is approximately twenty million (20,000,000) tonnes (59% yield), representing approximately three hundred seventy million (370,000,000) equivalent square meters. The United States' share of worldwide production of Dimensional Stone is approximately four percent (4%) and is produced by about one hundred sixty (160) companies, operating over two hundred fifty (250) quarries in thirty-five (35) states. The United States and the North American continent, in general, are large importers of finished Dimensional Stone products. In addition, six million (6,000,000) tonnes of ornamental stone are also produced. It is estimated that the Dimensional Stone industry could reach five hundred million (500,000,000) equivalent square meters by the year 2000, a rate of growth of five to six percent (5-6%) annually. Approximately eighty percent (80%) of Dimensional Stone product is used by the building and construction industries, while the remaining twenty percent (20%) is consumed by the funeral monument, landscape and ornamental objects industries.

         Worldwide production and consumption of raw Dimensional Stone, as provided in the IMF Report, are illustrated on the following graph:

                             PRODUCTION/CONSUMPTION

                                  By Country
                                  000 tonnes



Country                   Production                   Consumption
-------                   ----------                   -----------

Italy                       7,500                         8,200

Spain                       3,500                         3,350

China                       2,300                         1,400

Greece                      1,750                         1,700

S. Korea                    1,600                         1,500

India                       1,500                           700

U.S.A                       1,500                         1,500

Portugal                    1,300                         1,150

Brazil                      1,250                           700

France                      1,250                         1,400

Benelux                       750                           800

S. Africa                     750                           100

Germany                       700                         1,000

Japan                         500                         1,700

Taiwan                        300                         1,350

Others                      8,600                         8,500

* Production and consumption levels are estimates obtained from a bar graph.

                      (6)      MARKETING STRUCTURE
                               -------------------


                               QUARRY TO END-USER

                                                           -------------------
                                                                Quarry
                                                           -------------------


---------------------                                      -------------------
    Processor                -------------------            Primary Processor
---------------------                                      -------------------

---------------------
    Installer
---------------------

---------------------

 General Contractor
---------------------

---------------------                                      -------------------
   Architect                                                   Distributor
---------------------                                      -------------------
                    ----------------------------------------

                             -------------------
                                   Designer
                             -------------------

                             -------------------
                               Purchasing Agent
                             -------------------

                             -------------------
                                   End-User
                             -------------------

         The market for Dimensional Stone products is served by many more companies than those involved in production and installation. They include government agencies, distributors, marketing agencies, architectural and engineering firms and designers. The company that has the closest contact with the final consumer is often most responsible for the sale of stone products. These other companies are often more important to the stone producer than the stone itself. The illustration to the right indicates how many layers are potentially between the End-User and the companies involved in the four levels of the stone industry. The additional layers between End-User and Producer require a sophisticated marketing department capable of dealing with these companies. The marketing department may use in-house employees for estimating and drafting functions or form strategic alliances with outside companies that perform these functions.

                           (7)      MARKET SIZE
                                    -----------
                                                         WORLD MARKET
                                                       DIMENSIONAL STONE

                                                 Europe                  43.9%
                                                 Far East                18.1%
                                                 United States            6.2%
                                                 Middle East              2.3%
                                                 Other                   29.5%

         There are four major geographical
         markets for finished Dimensional Stone
         products:

*        Europe             8,500,000 Tonnes

*        United States      1,200,000 Tonnes

*        Far East           3,500,000 Tonnes

*        Middle East          450,000 Tonnes

Source: IMF Report

         Per the IMF Report, these four (4) regions consume at least seventy percent (70%) of the world's production of raw and finished Dimensional Stone products. Outside of Saudi Arabia, the countries with the greatest consumption per capita of Dimensional Stone are Greece, Italy, Spain and Portugal. These four (4) countries, which account for approximately two percent (2%) of the world's population, consume over thirty percent (30%) of all Dimensional Stone products. Per capita consumption in these four (4) countries is four-fold that of Japan and ten-fold that of the United States. In these countries stone products are used both in commercial construction and in housing while, in countries such as Japan and the United States, Dimensional Stone is primarily used in commercial buildings.

         According to the IMF Report, total United States Dimensional Stone consumption reached three billion two hundred million dollars ($3,200,000,000) in 1989. Major market areas in the United States include New York, Dallas, Chicago, Southern California and Florida. In North America, the markets for natural stone are highly dependent on construction activity. While the commercial market continues to form as construction start-ups increase in strategic sectors such as Finance, Technology, Leisure, Healthcare, etc., increasing demand in natural stone products in renovation and restoration work serve to fortify and strengthen burgeoning market demand.

                           (8)      SANDSTONE MARKET
                                    ----------------

         The worldwide market for Dimensional Sandstone products is estimated to be approximately seven hundred thousand (700,000) tonnes, based upon the IMF Report. The United States and Canada produce approximately twenty eight percent (28%) of this total. This figure is high when compared to the overall share of Dimensional Stone of all types which, for the United States and Canada, is only approximately six percent (6%). This is due to the fact that the Northeast portion of the North American Continent contains some of the world's best sandstone deposits and because the product traditionally has been more popular in North America than in other parts of the world. Specific figures including conglomerate are available for the state of Ohio as follows.

         According to the IMF Report, sandstone and conglomerate production was two million fifty- three thousand eight hundred fifty-five (2,053,855) tons in 1993. Total sales were one million nine hundred thirty-three thousand two hundred fifty-nine (1,933,259) tons, of which crushed sandstone and conglomerate accounted for one million eight hundred ninety-four thousand seven hundred sixty-one (1,894,761) tons and Dimensional Stone accounted for thirty-eight thousand four hundred ninety-eight (38,498) tons. Ohio ranks seventh nationally in production of all Dimensional Stone, but ranks first in the production of sandstone Dimensional Stone. Construction Stone is used primarily for glass sand, foundry sand, silica flour, and construction. Dimensional Stone is used primarily for rough construction purposes. Sandstone production in Ohio accounts for six and seven-tenths percent (6.7%) of Ohio's total stone production.

         For the period 1994 - 1996, the Company's annual production of natural stone was as follows:

                                                     Raw Dimensional Stone
                                                             (tonnes)

                                    1994                       2700
                                    1995                       3970
                                    1996                       8460

         The following markets are those which management has targeted to pursue after expanding the sales of the Berea Sandstone:

         Building Stone:
         ---------------

                  -  Slabs   -  Curb Strips     -  Ashlar         -  Landscaping
                  -  Sils    -  Benchstone      -  Patio Stone    -  Tile
                  -  Steps   -  Wallstone       -  Cutstone

         Specialty Products:

                  -  Cores (Oil & Gas Research) -  Grindstones
                  -  Breakwater Stone           -   Ornamental

         Construction Materials:

                  -  Crushed Stone              -  Bank Run / Rip Rap
                  -  Sand

                           (9)      WORKFORCE
                                    ---------

         ASC has approximately fifty (50) employees, of which about forty-five
(45) are hourly. The average hourly wage of the quarry personnel is less than ten dollars ($10.00) per hour. The quarries are situated in geographic regions that have a large labor pool, and management does not believe that securing additional labor will be difficult or expensive.

         In management's opinion, ASC has a positive relationship with its employees.

         There is no collective bargaining agreement in effect and, in the opinion of management, it is unlikely that there will be one within the foreseeable future.

                           (10)     COMPETITION
                                    -----------

         ASC competes in the natural Dimensional Stone market. More specifically, ASC competes against limestones and other sandstones. ASC's two biggest competitors consist of Briar Hill Stone Co. (Glenmont, OH -- about 50 employees) and Indiana Limestone Company (Bedford, IN -- about 50 employees). As a practical matter, when submitting proposals to provide Berea Sandstone to larger commercial sites, ASC is in competition with quarries throughout the United States and abroad.

         ASC intends to compete within this environment utilizing a strategy which embodies the following:

                  - Ownership of one of the largest sandstone reserves in the World, which assures that ASC has access to the raw material;

                  - Access to a large supply of fresh water (Lake Erie) which will assist in the conversion to water jet technology;

                  -        Strategic geographic location. Within a five hundred
                           (500) mile radius from the quarries, the Company can serve about two-thirds (66%) of the domestic United States market;

                  -        Low cost of raw materials; and

                  - Low cost provider, which is attributable to ASC's access to a large labor pool that is not under contract to a union.

                           (11)     MARKETING BY ASC
                                    ----------------

         The marketing of ASC products from Ohio are primarily done through an in-house sales staff, and all sales staff are paid a salary. Independent agents also market company products and are paid a commission on the selling price. Distributors represent the company, although they deal directly with the customer. They purchase the products from ASC at discounted rates and sell them at a markup.

         The Company's historical market has been the United States and Canada. Within the United

States, the Midwest and Northeast regions have traditionally accounted for more than eighty percent (80%) of the sales in the United States. Sales on the West Coast (especially in Seattle) have been increasing. In Canada, sales have occurred almost exclusively in the Provinces of Ontario and British Columbia. The Company's objective is to develop a world-wide market with primary emphasis upon the warmer weather sections of the United States. Costs of transportation become more relevant when the construction site is more than five hundred (500) miles from the quarries.

                           (12)     BUSINESS STRATEGY
                                    -----------------

         ASC intends to expand its current market and financial base through a business strategy that focuses on:

                  - Dedication to the core business of ASC, i.e. the Cleveland Quarries;

                  - Development of ancillary assets, i.e., the sale, lease or joint venture of surplus or nonessential lands; and

                  - Selective acquisition of compatible assets or businesses.

         In addition, ASC intends to secure incremental capital in order to upgrade and modernize its quarry operations as called for over time and to centralize the marketing, administration and business facilities thereby expanding and enhancing these functions as well as the core operations of estimating, drafting and design.

                           (13)     SALES
                                    -----

         ASC accounts for about ninety-five percent (95%) of the revenue of ASI and for about seventy-eight percent (78%) of ASI's assets. The balance of the assets are cash and other liquid assets owned by ASI.

         As of December 31, 1996, ASC's backlog of orders was just under two hundred fifty thousand dollars ($250,000), as compared to a backlog of One Hundred Thousand Dollars ($100,000) for the period ending December 31, 1995. The Company is careful not to generate too large of a backlog of orders to assure that commitments can be fulfilled and to avoid supply problems. As of May 30, 1997, the Company's backlog of orders was four hundred thousand dollars ($400,000), as compared to a backlog of one hundred eighty-nine thousand sixteen dollars ($189,016) for the five (5) months ended May 30, 1996.

         In order to reduce the backlog of orders, the Company has hired new stone cutters for its finishing shop (Plant 3) and is conducting a cost study to determine the feasibility of upgrading its slabbing facilities (Plant 8). The objective is to decrease the existing backlog by increasing production.

         In addition, the Company is evaluating an increase in inventory so that shipments may occur during the winter months, thereby reducing the backlog of orders in existence for the Spring-Summer period.

         In the opinion of management, however, the increase in the Company's backlog is a positive reflection of management's action to stimulate incremental marketing efforts, particularly among new distributors of products in Michigan, Connecticut, Ohio, and Pennsylvania in the United States and Ontario, British Columbia, and Quebec in Canada.

         The Company's sales are cyclical in nature. Sales for the second and third quarters historically increase and account for more than seventy percent (70%) of the fiscal year's sales. The first quarter typically has the lowest sales due to inclement weather in the Northern Ohio region and the difficulty of operating a quarry in such an environment. Fourth quarter sales are typically less than for the third quarter, reflecting the delivery schedules of building contractors.

                           (14)     INTELLECTUAL PROPERTY/PROPRIETARY RIGHTS
                                    ----------------------------------------

         ASC owns intellectual property (trademarks, trade names, etc.) and does not license any such rights. ASC copyrights its marketing materials, but such copyrights are not deemed to have any significant value in the marketplace.

         Except as noted above, ASC does not own or license any proprietary rights.

                           (15)     REGULATION
                                    ----------

         ASC's operations are subject to a variety of statutes, rules and regulations, which are applicable to any business operating in the United States. These statutes, rules and regulations range from record keeping (e.g., the duty to maintain tax-related records for specific time periods as required by the Internal Revenue Code of 1940, as amended) to employment (e.g., the duty to comply with the Equal Employment Opportunity Act of 1972).

         Due to its quarry operations, ASC is also subject to certain more specific statutes, rules and regulations, the most significant of which include:

                  - Mines Safety and Health Act ("MSHA"), which mandates certain safety rules and regulations governing mining operations.

                  - Occupational Safety and Health Act of 1970 ("OSHA"), which requires that the Company provide its employees with a safe workplace.

                  - Resource Conservation and Recovery Act of 1976 ("RCRA"), which prohibits the transportation and/or disposal of "hazardous waste" except pursuant to certain standards.

                  - The Department of Transportation, which adopts regulations governing the safe transportation of goods over interstate highways.

         In the opinion of management, ASC is in compliance with all applicable regulations.

         Material changes in these regulations or the adoption of new regulations could materially impact upon the operations of ASC.

                           (16)     MATERIAL DEVELOPMENTS
                                    ---------------------

         For the period 1992-1996, the material events which have impacted ASC are the following:

                  - The acquisition of ASC by ASI on August 8, 1995. As a result of the transaction, TMT Masonry, Ltd., the former parent of ASC, received shares representing approximately fifty-five percent (55%) of the Company's outstanding common stock, thereby effecting a change in control of the Company.

                  - On February 1, 1996, ASC purchased all inventories, real estate, equipment, intangible assets, rights in leases, and all other operational items of Cleveland Quarries, L.P., in exchange for cash, assumption of certain liabilities, and other consideration. The purchase price totaled two million three hundred twenty thousand two hundred fifty-nine dollars ($2,320,259), which consisted of (a) cash and (b) forgiveness of debt. In negotiating this purchase price, management took into consideration, among other things: (1) the benefit to the Company of acquiring title to the quarries owned by Cleveland Quarries, L.P.; (2) the potential economic benefits to the Company of securing title to these assets, especially the land and reserves of stone; and (3) the value of the assets to be acquired. At the time of the transaction, the General Partner of Cleveland Quarries, L.P. was Slate and Stone Corporation of America, Ltd., which held a one percent (1.0%) interest in the limited partnership. The two limited partners were Walter Molnar (9.9%) and American Stone Corporation (89.1%).

                  - The sale in August, 1996 of twenty-five (25%) of the Common Shares of ASI to Roulston Venture Partners, Ltd., which has provided ASC with working capital and access to a Board of Directors of sophisticated business people.

                  - The manufacturing procedure in the industry has changed drastically since the 1950's. Modern machinery acquired in the last year, technology, and improved methods have greatly reduced the cost of production, but have also required greater amounts of capital.

                  - The most positive events for ASC in 1996 were the acquisitions of new personnel and additional capital. Both of these events have allowed the company to increase its production capacity and marketing efforts. As of the fourth quarter of 1996, the company became profitable, and is expected to continue to expand its margin of profitability with greater revenues.

         In or about August 30, 1996, the Company entered into an "Interim Management Agreement" (the "IM Agreement") with numerous Canadian individuals and entities. Pursuant to the IM Agreement, the Company was retained as "co-manager" of Stoklosar Marble Quarries, Limited, an Ontario Canada corporation.

         The IM Agreement was executed in anticipation of the acquisition of Stoklosar by ASI and was intended to permit ASI an opportunity to become familiar with the Stoklosar quarries prior to any acquisition.

         Subsequent to the execution of the IM Agreement, the Company advanced Two Hundred Thousand Dollars ($200,000) to defray Stoklosar-related expenses during the period September through December 1996. On or about December 18, 1996, the money was repaid together with interest computed at three and three-quarters percent (3.75%) which was the bond rate in Canada.

         On or about September 9, 1996, the Company (acting through Mr. Glen Gasparini, its President) executed a "Share Purchase Agreement" (the "September 1996 Agreement") with various Canadian individuals and entities. Pursuant to the September 1996 Agreement, the Company was to purchase one hundred percent (100%) of the issued and outstanding common shares of two (2) Canadian entities, one of which owned Stoklosar. Mr. Gasparini's father was an investor/creditor of one of the selling parties.

         In October 1996, the Company's Board of Directors declined to ratify the September 1996 Agreement. Accordingly, that transaction did not close. Mr. Gasparini requested and received leave of the Board to pursue this acquisition separately.

         On or about December 11, 1996, Mr. Gasparini and others completed their purchase of the two Canadian entities (including Stoklosar) (hereinafter referred to as the "Final Stoklosar Transaction"). The parties to the Final Stoklosar Transaction agreed that the purchase of the common shares (a newly formed Ontario corporation identified as "1211769 Ontario, Ltd.") "has assumed all obligations of [ASI] under the Interim Management Agreement...".

         The Company, with the exception of the final signature, has executed a separate agreement to confirm that it complied fully with the terms of the IM Agreement. In addition, Messrs. Gasparini and Costantino agreed to indemnify, defend and hold harmless the Company from all claims arising out of the IM Agreement through the execution of an Indemnification Agreement, which was ratified by the Company's Board of Directors in March 1997.

         At the Annual Meeting of Shareholders held on November 22, 1996, the shareholders adopted a Resolution which authorized the Company's Board of Directors to effectuate up to a single one (1) for ten (10) reverse stock split of any and all issued and outstanding common shares of the Company. A reverse stock split occurred at the ratio of one (1) new common share for each ten (10) common shares outstanding. The split was effective May 30, 1997.

                           (17)     METHODS OF DISTRIBUTION AND COSTS OF
                                    ------------------------------------
                                    TRANSPORTATION
                                    --------------

         All of the stone is shipped via flatbed truck. The current trucking rates are approximately $0.19/100 miles/cubic foot. This allows the Company to ship to two-thirds (2/3) of the population of the United States and Canada at an average of fifty cents ($.50) per cubic foot. Customers are generally charged for shipping. Customs duties between Canada and the United States are minimal.

                           (18)     MAJOR CUSTOMERS AND SALES CONTRACTS
                                    -----------------------------------

         Currently, the Company has one distributor (Van Ness Stone) that accounts for fifteen percent (15%) of the Company's current sales. Van Ness is one of Cleveland Quarries' oldest and geographically closest customers. No other customer accounts for more than five percent (5%) of the Company's sales. These percentages are expected to change as total sales volume increases over the next few years. There is also one private residence contract that will be equivalent to ten percent (10%) of the Company's current annual sales. Several projects similar to this contract are currently being bid and, if the Company is successful in securing one or more of these contracts, each contract will be a lesser percentage of total sales.

                  B.       TYRRELL STONE DESIGN
                           --------------------

         ASI agreed to acquire Tyrrell in February 1996 and closed the acquisition on May 23, 1996 in exchange for two hundred thousand (200,000) shares of common stock of the Company. In accordance with the Share Purchase Agreement, the value assigned for the shares was the closing price on the date of acquisition, or eighty cents ($.80) per share. It is anticipated that Tyrrell, a wholly owned subsidiary of ASI, will provide sales in Canada as the Canadian leg of the Company.

         Tyrrell provides design drawings to architects and stone processing centers throughout North America. Through this acquisition, ASC intends to expand the scope and magnitude of services which it can offer to customers and become more involved in the design phase of projects, thereby being in a position to suggest the use of Berea Sandstone as part of a project.

         The revenue of Tyrrell is limited to job bills. Tyrrell has four (4) full-time employees. All work is performed in Toronto, Canada. For the twelve
(12) months ending December 31, 1996, Tyrrell's revenue was approximately five percent (5%) of the aggregate revenue of ASC.

         Tyrrell owns no assets (other than desktop computers and other office equipment), intellectual property or proprietary licenses. Competition in the design arena is diversified and intense. As a practical matter, it is not anticipated that Tyrrell will be a significant contributor of revenue for ASC, but the services available through Tyrrell will assist ASC in marketing its products and servicing the needs of its customers.

         3.       FACTORS AFFECTING PROFITABILITY
                  -------------------------------

         As discussed in more detail at "Management's Discussion and Analysis of Certain Relevant Factors," for the past two (2) fiscal years (1995 and 1996), ASI was not profitable. During the period April-May 1997, four (4) events occurred which, in the opinion of management, were necessary for the Company to achieve profitability. These four events were:

                                                                   ANTICIPATED              Date
EVENT OR MILESTONE                                                 IMPACT                   Accomplished
------------------                                                 --------------           ------------

1.       Introduction of Master Stone                              Improved                          4/97
         Carver/Foreman for the No. 3 Mill (in                     production and
         which specialty work is performed).                       productivity

2.       Clear new quarry area - No. 7 quarry.                     Block will be                     4/97
                                                                   easier to access
                                                                   and thus reduce
                                                                   cost of extraction.

3.       Complete setup of distribution yards                      Increase                          5/97

         throughout Ontario and Quebec.                            international
                                                                   sales.  These
                                                                   markets
                                                                   historically use
                                                                   more stone per
                                                                   capita than the
                                                                   United States.

                                                                   ANTICIPATED              Date
EVENT OR MILESTONE                                                 IMPACT                   Accomplished
------------------                                                 ------                   ------------
4.       Winterization of primary sawing facility and              Enable                            5/97
         introduction of 11-6 Diameter Block Saw.                  production to
                                                                   proceed through
                                                                   winter months.

                                                                   Allow for
                                                                   Inventory
                                                                   build-up for
                                                                   head start on
                                                                   construction
                                                                   season.

         In the opinion of management, the following is a chronological schedule of the additional events which must or should occur in order for ASI to become profitable:

                                                                   ANTICIPATED              Target Date to be
EVENT OR MILESTONE                                                 IMPACT                   Achieved
------------------                                                 ------                   --------

1.       Changeover to municipal supply of                         Reduction of cost                   8/97
         electricity.                                              for electrical
                                                                   service.

2.       Relocate ASI head office to Quarry location-              Reduction in                        10/97
         to South Amherst, Ohio from Toronto,                      office overhead
         Canada.                                                   and duplication of
                                                                   labor because the
                                                                   office would be
                                                                   closer to core
                                                                   business and
                                                                   Company assets.

3.       Development of warm weather market i.e.,                  Development of                    1998-1999
         Southwest U.S.A. and Pacific Coast.                       new lines of
                                                                   distribution.

         In the event that the Company fails to achieve the milestones set forth above, the Company may not achieve the goals and objectives established by management and the Board of Directors. While the exact impact of such failure(s) cannot be predicted with certainty, some of the possible consequences include the following:

                  - If the Company is unable to negotiate with suppliers to reduce the cost of electrical service (Milestone #1), the cost of electricity will remain at historically higher rates thereby having a negative impact on profitability.

                  - If the Company is unable to relocate the head office (Milestone #2), there will be no expected effect on profitability or liquidity. The relocation of the head office is anticipated to result in more efficient and effective management of the Company operations on a day-to-day basis.

                  - If the Company is unable to develop a warm weather market (Milestone #3), the Company's sales will remain cyclical in nature and influenced by inclement winter weather. The development of this market is relevant to the Company's objective of creating steady revenue in all four quarters.

         In addition, during the period summarized above, ASI will require further operating capital, and the ability of the Company to remain liquid could be impaired. See "Management's Discussion and Analysis of Certain Relevant Factors."

         4.       CASH FLOW/LIQUIDITY
                  -------------------

         The Company does not currently have, and is not expected to have within the next twelve (12) calendar months, any cash flow or liquidity problems. The Company is not in default with respect to any note, loan, lease or other indebtedness or financing agreement. The Company is not subject to any unsatisfied judgments, liens or settlement obligations; however, there are accrued, unpaid and delinquent property taxes which are being brought current pursuant to a five (5) year payment plan with the applicable County.

         5.       DESCRIPTION OF SECURITIES
                  -------------------------

         ASI is seeking to register, pursuant to Section 12 of the Securities Exchange Act of 1934, the following securities:

         Common Shares ($.001 par value)

                  These shares have:

                  Yes      No

                  [  ]     [X]      Cumulative voting rights
                  [  ]     [X]      Other special voting rights
                  [  ]     [X]      Preemptive rights to purchase in
                                    new issues of shares

                  [  ]     [X]      Preference as to dividends or interest
                  [  ]     [X]      Preference upon liquidation
                  [  ]     [X]      Other special rights or preferences

         These shares are not convertible.

         These shares are not any form of a note or debt, nor are they Preferred Shares.

         There are no restrictions on dividends under loans or other financing agreements to which ASI is a party.

         There are no current assets available for payment of a dividend.

         6.       PRIOR DIVIDENDS, DISTRIBUTIONS OR REDEMPTIONS
                  ---------------------------------------------

         ASI has not paid dividends or made distributions of its stock or redeemed any securities within the past five (5) years.

         7.       OFFICERS AND KEY PERSONNEL OF THE COMPANY
                  -----------------------------------------

         ASI has no full time officer or directors, and the Company does not compensate any of its officers for services rendered.

         CHIEF EXECUTIVE OFFICER:
         ------------------------

                  Name:             Glen Gasparini

                  Title:            President

                  Age:              44

                  Office Street Address:     900 Keele Street
                                             Toronto, Ontario, Canada M6N 3E7

                  Telephone Number:          (416) 653-6111

                  Name of employers, titles and dates of positions held for past five years with summary of job responsibilities:

                  Glen Gasparini, 44, is the President and a Director of the Company. Mr. Gasparini has spent over twenty (20) years in the Dimensional Stone industry, having held a number of senior management positions. His family founded Terrazzo, Mosaic & Tile Company Limited (TMT), Toronto, Ontario in 1930. As a third generation member of the family, Mr. Gasparini rose to become the

                  President of TMT in 1975 and, later, its controlling shareholder. He is the immediate past President of the Terrazzo, Tile and Marble Association of Canada and the immediate past president of the Terrazzo, Tile and Marble Guild of Ontario. He is a founding member and Director of the Terrazzo, Tile and Marble Trade School of Ontario, a member of the negotiating committee for the Terrazzo, Tile and Marble Guild of Ontario Union, and a Trustee of the Welfare, Vacation and Pension Fund for Local 31 of the International Bricklayers and Allied Craftsmen.

                  Education:    York University Honours B.A.
                  Major: Political Science.

                  Also a Director of the Company:        [x] Yes      [ ] No

                  Indicate amount of time to be spent on Company
                  matters if less than full time:                        25%
                                                                         ---


         CHIEF OPERATING OFFICER:           Name:   None.
         ------------------------

         CHIEF FINANCIAL OFFICER:
         ------------------------

                  Name:    Enzo Costantino

                  Title:   Treasurer

                  Age:     35

                  Office Street Address:      900 Keele Street
                                              Toronto, Ontario, Canada M6N 3E7

                  Telephone Number:           (416) 653-6111

                  Name of employers, titles and dates of positions held for past five years with summary of job responsibilities:

                  Enzo Costantino, 35, is Treasurer & Director of the Company. He serves as the Chief Financial Officer of the corporation, having gained experience as the Cost Accounting Manager for Canada Packers and the Controller of Daicon, a large General Contractor. He joined the TMT group in 1994 and has served as Controller of TMT, in addition to his day to day management of the company's financial affairs, which includes the introduction and maintenance of financial and administrative systems and procedures.

                  Education (schools, degrees and dates):

                  Seneca College Accounting & Financial - 1983
                  Currently pursuing CMA.  5th Level Finalist

                  Also a Director of the Company:       [x] Yes       [  ] No

                  Indicate amount of time to be spent on Company
                  matters if less than full time:                     25%
                                                                      ---


         OTHER KEY PERSONNEL:

                  Name:    David Tyrrell

                  Title:   President, American Stone Corporation

                  Age:     36

                  Office Street Address:   48 Lavender Road
                                           City of York, Ontario, Canada M6N 2B7

                  Telephone Number:        (416) 656-3422

                  Name of employers, titles and dates of positions held for past five years with summary of job responsibilities:

                  Tyrrell Stone Design - Owner/Operator 1990 to 1996

                  Owen Sound Ledgerock - Independent Sales Representative 1993 - 1996

                  Education (schools, degrees and dates):

                  Drimnagn Castle Christian Brothers School - Graduated 1978

                  Bolton Street College of Technology, Dublin 1978 to 1982 - Civil Engineering Tech.

                  Also a Director of the Company:      [  ] Yes      [X] No

                  Indicate amount of time to be spent on Company
                  matters if less than full time:                    100%
                                                                     ----

         8.       DIRECTORS OF THE COMPANY
                  ------------------------

         There are five (5) Directors of ASI. In addition to Messrs. Gasparini and Costantino as discussed above, the three additional Directors consist of the following:

         DIRECTOR:
         ---------

                  Name:    Thomas H. Roulston, II  (Chairman of the Board)
                           ----------------------

                  Age:     64

                  Office Street Address:             4000 Chester Avenue
                                                     Cleveland, Ohio 44103

                  Names of employers, titles and dates of positions held for past five years with a summary of job responsibilities:

                  Roulston & Company, Inc., an Investment Advisory Firm. Founder of the firm in 1963 and has served as Chairman since 1990. Mr. Roulston is an active investor serving as a Director of a number of companies in a variety of industries.

                  Education (schools, degrees and dates):

                  AB from Dartmouth College

         DIRECTOR:
         ---------

                  Name:    Michael J. Meier (Secretary)
                           ----------------

                  Age:     42

                  Office Street Address:    1111 Chester Avenue, Suite 750
                                            Cleveland, Ohio 44114-3516

                  Names of employers, titles and dates of positions held for past five years with a summary of job responsibilities:

                  Michael Meier joined Defiance, Inc. in 1988 as Corporate Controller, and was named to his current position as Vice President and Chief Financial Officer in 1990. Prior to joining Defiance, he spent several years in public accounting at a regional CPA firm and his own practice in Fort Wayne, Indiana. He also spent several years in industry as a plant and divisional controller for North American Van Lines in Fort Wayne and Midas International Corporation in Chicago.

                  Education (schools, degrees, dates):

                  Mr. Meier is a 1975 honors graduate of Western Michigan University, where he received his degree in accounting and mathematics. Mr. Meier also holds certifications as both a CPA and a CMA.

         DIRECTOR:
         ---------

                  Name:    Timothy  Panzica
                           ----------------

                  Age:     41

                  Office Street Address:      735 Beta Drive
                                              Mayfield Village, Ohio 44143

                  Names of employers, titles and dates of positions held for past five years with a summary of job responsibilities:

                  Panzica Construction Company - Executive Vice President Administrative - 30%/Project Management - 70%

                  Education (schools, degrees, dates):

                  University of Notre Dame B.S.               1977
                  The Ohio State University D.D.S.            1980

         9.       OTHER INFORMATION REGARDING OFFICERS/DIRECTORS
                  ----------------------------------------------
                  AND KEY PERSONNEL
                  -----------------

         The following Officers/Directors or Key Personnel have worked or managed a company (including a subsidiary or division of a larger enterprise) in the same business as ASI:

                           Glen Gasparini
                           Enzo Costantino

         The Company has utilized historically a variety of other individuals to provide advice and assistance on miscellaneous matters. None of the individuals are currently involved with the Company.

         The Company does not maintain any "key man" insurance.

         10.      BANKRUPTCY/RECEIVERSHIP
                  -----------------------

         No petition under the Bankruptcy Act or any State insolvency law has been filed by or against the Company or its Officers, Directors or other Key Personnel, nor has a receiver, fiscal agent or similar officer been appointed by a court; nor has any partnership, corporation or business association of which any Officer, Director or Key Personnel was an executive officer within the past five (5) years filed petition under the Bankruptcy Act .

         11.      PRINCIPAL OWNERS
                  ----------------

         Based upon information provided by the Company's transfer agent and its officers, Key Personnel and Directors, the principal owners of the Company (i.e. those who have ten percent (10%) or more of the Common Shares) and the outstanding capitalization are as follows:

           AMERICAN STONE INDUSTRY, INC. - COMMON SHAREHOLDER LISTING
                              AS OF: MAY 31, 1997:

         Total Securities:                          1,631,362

         Total Restricted:                            897,619

         Total Non-Restricted:                        733,743

         Shareholders of Record

         as of May 31, 1997:                              515

*Note: As of December 31, 1996, the total number of securities was 16,313,620. On May 31, 1997, the Company effected a 1 for 10 (1:10) reverse stock split, thereby reducing the total number of securities outstanding.

                      PRINCIPAL SHAREHOLDERS (10% OR MORE)

Name:                        TMT MASONRY LTD.

                             Average                            Percentage of
                             Price per                          Total Shares
                             Share   $0.375                     Now Held:   25%
                                     ------                                 ---

Office Street Address:       900 Keele Street
                             Toronto, Ontario Canada M6N 3E7

Telephone No:                (416) 653-6111

Principal Occupation:               Dimensional Stone Industry.

         The beneficial owners of TMT Masonry, Ltd. as at June 1, 1997 are:

                                    Glen Gasparini:              75%
                                    Carlo Onorati:               25%

Name:                               ROULSTON VENTURES, LTD.

                                    Average                      Percentage of
                                    Price per                    Total Shares
                                    Share:    $0.375             Now Held:  25%
                                              ------                        ---

Office Street Address:              4000 Chester Avenue
                                    Cleveland, Ohio 44103

Telephone No:                       (216) 431-3841

Principal Occupation:               Investments

         The beneficial owners of Roulston Ventures, Ltd. as at June 1, 1997 and their approximate ownership percentages (rounded to the nearest hundredth of a percent) are:

                                    General Partners
                                    ----------------

                                    Thomas H. Roulston, IRA       .72%
                                    Scott D. Roulston, IRA        .36%

                                    Limited Partners              98.92%
                                    ----------------

Name:                               CEDE & CO.
                                    Average                       Percentage of
                                    Price per                     Total Shares
                                    Share:  N/A                   Now Held:  12%
                                            ---                              ---

Office Street Address:              Box 20
                                    Bowling Green Station
                                    New York, N.Y.  10004

Principal Occupation:               Stock Depositing Firm

         12.      SHARES BENEFICIALLY OWNED BY OFFICERS/DIRECTORS
                  -----------------------------------------------

         The Officers and Directors of ASI, as a Group, own the following shares beneficially, as of December 31, 1996 (adjusted to reflect the May 31, 1997 reverse stock split):

                           Number of Shares Outstanding:               1,631,362
                           Number of Shares Held Beneficially by
                              Officers/Directors:                        804,170

         To the best of the Company's knowledge, there has been no change in beneficial ownership since December 31, 1996.

         13.      MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND
                  ------------------------------------------
                  REMUNERATION
                  ------------

                  A.       LOANS.
                           ------

         The Company has not made any loans to any Officers, Key Personnel or Directors. No Officer, Director or Key Personnel has guaranteed any loan or bank debt of ASI.

                  B.       RELATED PARTY TRANSACTIONS.
                           ---------------------------

                           (1) The Company was incorporated on November 11, 1992
as "Viva Designs U.S.A., Inc." Thereafter, the name of the Company was changed to "Viva Medical Sciences Corp." (See: 1. HISTORICAL OVERVIEW: AMERICAN STONE INDUSTRIES, INC.)

        On or about August 8, 1995, TMT Masonry, Ltd. acquired fifty-five percent (55%) of Viva Medical Sciences Corp. At that date, the market price of Viva's common stock was $0.33. The transaction was effected by means of an exchange of shares in which TMT Masonry, Ltd. tendered one hundred percent (100%) of the common stock of American Stone Corporation in exchange for eight million (8,000,000) shares of the common stock of Viva Medical Sciences Corp., which was equal to fifty-five percent (55%) of the issued and outstanding common stock of Viva Medical Sciences Corp. In negotiating the purchase price, TMT Masonry, Ltd. took into consideration, among other things, (i) the then financial condition of the Company, (ii) the potential future business opportunities to the Company which might be generated through an infusion in working capital, (iii) the value of the Company's assets from the perspective of TMT Masonry, Ltd., and (iv) the capital structure of the market for the Company's stock.

                           (2) In 1996, ASI's President (Mr. Glen Gasparini)
recommended that ASI acquire two Canadian entities, which included the acquisition of a Canadian quarry known as "Stoklosar." (For a discussion of the "Stoklosar" transaction, see "Material Developments.") When the Board declined to pursue the transaction to concentrate their efforts in the United States, Messrs. Gasparini and Costantino pursued the acquisition individually with the Board's approval. The Company has received appropriate indemnifications that ASI is not a party to and has no responsibility for or out of the proposal and acquisition by Messrs. Gasparini and Costantino.

                           (3) In 1996, ASI purchased from David Tyrrell all of
the issued and outstanding Common Shares of Tyrrell Stone Design, Ltd., an Ontario corporation. In consideration of this transaction, ASI paid Mr. Tyrrell and agreed to employ him as President of ASI. Pursuant to the terms of his employment agreement, Mr. Tyrrell was given a base salary of ninety-six thousand dollars ($96,000) (CDN). (See: 13. D. REMUNERATION, below.)

                           (4) Terrazzo, Mosaic & Tile Company Limited, a
company which is controlled by Glen Gasparini, advanced twenty-nine thousand dollars ($29,000) in January 1996 to ASI. The debt was converted to stock and Terrazzo, Mosaic & Tile received one hundred sixteen thousand (116,000) shares in exchange for the debt.

                           (5) Terrazzo, Mosaic & Tile Company Limited was owed
interest for an amount it had advanced of seven hundred forty-eight thousand three hundred forty-five dollars ($748,345). The interest payment of sixteen thousand dollars ($16,000) covered the period from February 22, 1996 to August 28, 1996. On August 28, 1996, seven hundred forty-eight thousand three hundred forty-five dollars ($748,345) of this loan payable was converted to capital.

                           (6) Terrazzo, Mosaic & Tile Company Limited received
from ASI twenty- two thousand two hundred thirty-three dollars ($22,233) for reimbursement of office expense, stationery and other business supplies.

                           (7) In February, 1996, the Company began utilizing
office space of an affiliated company for seven hundred dollars ($700) (CDN) per month on a month-to-month basis.

                           (8) Amherst Quarries Inc. owns approximately two
hundred (200) acres adjacent to lands currently held by ASI. Amherst Quarries is owned ninety percent (90%) by TMT Masonry, which is also owned by Glen Gasparini, and ten percent (10%) by Walter Molnar.

                           (9) During the years ended December 31, 1995 and
1996, the Company purchased stone from its unconsolidated subsidiary, Cleveland Quarries, L.P., and paid for expenses such as stationary and business supplies through its former parent company, TMT Masonry, Ltd. At December 31, 1995 and 1996, accounts payable to the same affiliates totaled nine thousand seven hundred thirty-five dollars ($9,735) and ten thousand two hundred two dollars ($10,202), respectively. Such payables are expected to be satisfied in the normal course of business.

                           (10) In February, 1996, ASC purchased the operating
assets of Cleveland Quarries, L.P., which was owned eighty-nine and one-tenth percent (89.1%) by ASC. See "Material Developments."

                           (11) On or about November 22, 1996, TMT Masonry,
Ltd., Roulston Ventures Ltd., and American Stone Industries, Inc. entered into a Share Purchase Option Agreement ("Agreement"). Pursuant to the terms of this Agreement, in the event that TMT or Roulston

Ventures intends to sell all or any part of the Common Shares of the Company, the selling entity shall first offer to the Company the opportunity to purchase such shares and, in the event that the Company declines to purchase such shares, shall offer such shares to the other party to the Agreement. Upon tender, the Company has fifteen (15) days within which to accept the offer before the shares will be made available to the other party to the Agreement. In the event that neither the Company nor the other party buys the shares, they may be sold to a third party.

         In the event that management recommends that the Company (or any of its subsidiaries) enter into any future business transactions with a related party, the transaction(s) will be reviewed by a majority of the Board of Directors who are independent. In addition, if a Director is affiliated with a related party, that Director will abstain from voting on any such proposal.

                  C.       STOCK OPTIONS.
                           --------------

         The Company has granted stock options to Directors, selected Key Personnel, and others. Many of the options have expired. At this time, the outstanding options are as follows:

         NAME                       NUMBER OF                 EXERCISE                  EXPIRATION
         ----                       ---------                 --------                  ----------
                                    SHARES                    PRICE                     DATE
                                    ------                    -----                     ----

Glen Gasparini*                     100,000                   $0.75                     October 31, 1997
Enzo Costantino*                    100,000                   $0.75                     October 31, 1997
Carlo Onorati                       100,000                   $0.75                     October 20, 1997
Suncrest Management                 250,000                   $0.25                     August 8, 1998
David Tyrrell*                      250,000                   $0.50                     February 18, 2000

         *Current Officer, Director, or Key Personnel

         The total number of shares subject to issuance under outstanding stock options or purchase agreements is eight hundred thousand (800,000) Common Shares, which is equal to forty nine percent (49%) of the total number of shares outstanding, assuming conversion or exercise of all options or purchase agreements.

         The Shareholders have not approved any of these options and are not required to approve any future stock purchase agreement, stock option, warrant or rights agreement.

                  D.       REMUNERATION
                           ------------

         The following table schedules the remuneration to ASI Officers, Directors and Key Personnel for the past fiscal year:

                                                     CASH
                                                     ----
PERSON                     TITLE                     COMPENSATION               OTHER
------                     -----                     ------------               -----

Thomas H. Roulston, II     Chairman of the
                           Board and Director        $0.00                      None

Glen Gasparini             President, CEO and
                           Director                    $0.00                     None

Enzo Costantino            Treasurer and Director      $0.00                     None

Michael J. Meier           Secretary and Director      $0.00                     None

Timothy I. Panzica         Director                    $0.00                     None

David Tyrrell              President ("ASC")         $96,000  (CDN)             $6,000 (CDN) - car allowance
                                                     --------                   ------       (see N.1 below as well)

Total:                                               $96,000  (CDN)             $6,000
                                                     =======                    ======

Note 1: Mr. Tyrrell is also entitled through his Employment Agreement to a bonus based on Net Income of ASC adjusted for depreciation and other factors, computed as follows:

         a) Five percent (5%) of the first one million dollars ($1,000,000) of adjusted Net Income per fiscal year;

         b) Four percent (4%) of the second one million dollars ($1,000,000) of adjusted Net Income per fiscal year;

         c) Three percent (3%) of the third one million dollars ($1,000,000) of adjusted Net Income per fiscal year;

         d) Two percent (2%) of the fourth one million dollars ($1,000,000) of adjusted Net Income per fiscal year;

         e) One percent (1%) of all adjusted Net Income in excess of four million dollars ($4,000,000) earned during a fiscal year.

         As of December 31, 1996, Mr. Tyrrell was entitled to a bonus of approximately three thousand three hundred dollars ($3,300). Mr. Tyrrell's contract commenced in 1996 and continues through 2001.

                  E.       PERSONNEL RELIANCE.
                           -------------------

          The Company's business is not dependent upon the services of any single individual or group.

                  F.       CREDIT LINE.
                           ------------

         The Company maintains a credit line with First Merit-First National Bank of Ohio of Cleveland, Ohio. As at June 1, 1997, the credit line provides for a maximum of seven hundred fifty thousand dollars ($750,000) based upon fifty percent (50%) of inventory and seventy-five percent (75%) of receivables reported monthly. The credit line is secured by Company property. The interest rate is equal to the United States prime lending rate. The use of the line is two hundred fifty thousand dollars ($250,000) as at June 1, 1997, with the current usable portion of the line of credit at approximately five hundred thousand dollars ($500,000). The relationship with the lender is favorable and the Company is in compliance with the terms of the line of credit as at June 1, 1997.

         14.      LITIGATION
                  ----------

         The Company is not currently a party to any litigation. At this time, there is no pending or threatened litigation.

         15.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT
                  --------------------------------------------------------
                  FACTORS
                  -------

Results of Operations
---------------------

                             YEARS ENDED DECEMBER 31
                             -----------------------

                                   Amount 1996       Amount 1995

Sales                              $ 1,702,551       $   919,694

Cost of Goods Sold                   1,038,358           785,354
                                   -----------       -----------

Gross Profit                           664,193           134,340

Selling, General and

Administrative Expenses                851,163           632,216
                                   -----------       -----------

Loss from Operations                  (186,970)         (497,876)

Other Income (Expense)
   Gain on Sale of Property                               84,611
   Other Income                         64,821            22,468
   Interest Expense                     11,655
   Interest Income                     (73,432)
                                   -----------       -----------
                                         3,044           107,079
                                   -----------       -----------

Net Loss before Provision for
Income Taxes                          (183,926)         (390,797)

Provision for Income Taxes               6,500
                                   -----------       -----------
Net Loss                              (190,426)         (390,797)
                                   ===========       ===========

Net Loss Per Common Share          $      (.01)      $      (.04)
                                   ===========       ===========

TOTAL SALES
-----------

Total sales increased by seven hundred eighty-two thousand eight hundred fifty-seven dollars ($782,857), or by eighty-five and one-tenth percent (85.1%), from nine hundred nineteen thousand six hundred ninety-four dollars ($919,694) in 1995 to one million seven hundred two thousand five hundred fifty-one dollars ($1,702,551) in 1996. This increase is, in most part, a result of the following changes implemented by the new management team which took over in February 1996:

         1. Production facilities were upgraded and new equipment was installed;
         2.       Product processing was streamlined; and
         3.       A marketing strategy was developed and implemented.

Sales were at a level that would only provide modest profit in any year. Even the decrease in expenses in 1997 could not achieve a healthy profit margin without increased sales. Sales and marketing efforts have been stepped up, and new agents and distributors have been added. Inventory levels have increased, employees have been hired and trained, new equipment has been installed and capacity has increased dramatically. The plant has been winterized for year round operation. Additionally, the Quarry crew has doubled and a new section of Quarry 7 has been prepared for use in 1997.

GROSS PROFIT
------------

Gross profit increased by five hundred twenty-nine thousand eight hundred fifty-three dollars ($529,853), or almost four hundred percent (400%), from one hundred thirty-four thousand three hundred forty dollars ($134,340) in 1995 to six hundred sixty-four thousand one hundred ninety-three dollars ($664,193) in 1996. The gross profit increased from fourteen and six tenths percent (14.6%) in 1995 to thirty-nine percent (39.0%) in 1996. Many new employees were hired and much of the labor expenses went into activities required to startup the operation. These activities included repairs, maintenance equipment installation, training and administration. The primary mill, fabrication shop, office and crushing operation were all completely overhauled.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
--------------------------------------------

Selling, general and administrative expenses increased by two hundred eighteen thousand nine hundred forty-seven dollars ($218,947), or thirty-four and six tenths percent (34.6%), from six hundred thirty-two thousand two hundred sixteen dollars ($632,216) in 1995 to eight hundred fifty-one thousand one hundred sixty-three dollars ($851,163) in 1996. However, as a percentange of total sales, selling, general and administrative expenses decreased by eighteen and seven tenths percent (18.7%). The dollar increase was primarily attributable to consulting fees incurred in the active search for an equity investment in ASTI. The total cost of this search was approximately one hundred fifty thousand dollars ($150,000) and there were investor relations fees, such as mailing and couriers, which were more than normal due to the need for the Company to explain to its existing and potential shareholders the full extent of the changes to the Company. The other major activity which caused an increase in these expenses in 1996 was the acquisition of Tyrrell Stone Design. This acquisition required above-normal legal and accounting fees. This increase in fees is not expected in future years.

OTHER INCOME (EXPENSE)
----------------------

ASI had a debt of approximately seven hundred fifty thousand dollars ($750,000) during most of 1996 and paid interest of approximately seven and one-half percent (7.5%). This debt was eliminated in September 1996. ASC also had an outstanding mortgage of approximately five hundred thousand dollars ($500,000), which added to the interest expense, but was paid off in September 1996. The proceeds for loan repayment were derived from the sale of four million (4,000,000) shares of common stock for one million five hundred thousand dollars ($1,500,000). The gain on sale of property resulted from the sale of a Quarry in Kipton.

NET LOSS
--------

Net loss after taxes decreased by two hundred thousand three hundred seventy-one dollars ($200,371), from three hundred ninety thousand seven hundred ninety-seven dollars ($390,797) in 1995 to one hundred ninety thousand four hundred twenty-six dollars ($190,426) in 1996.

                  A.        CAUSES FOR LOSSES FROM OPERATIONS
                            ---------------------------------

         For the fiscal year ending December 31, 1995, the Company incurred a loss of three hundred ninety thousand seven hundred ninety-seven dollars ($390,797). For the fiscal year ending December 31, 1996, the loss was one hundred ninety thousand four hundred twenty-six dollars ($190,426). The underlying causes for losses from operations and the steps that have been and will be taken to address these causes are as follows:

         CAUSES FOR 1995 LOSS -

                  - The volume of business was not adequate to cover administrative costs, which included higher consulting fees as a result of the acquisition and startup operations; and

                  - The Cleveland Quarries, L.P. operation had an adverse impact on the Company's financial position, contributing two hundred forty-two thousand three hundred eighteen dollars ($242,318) of the Company's total loss. Many steps were taken to address the increased loss. Among other things, the Cleveland Quarries Management team was replaced, an extensive overhaul of the antiquated equipment was begun in earnest, improved stone extraction methods were adopted immediately, and the main production facility was renovated and insulated to provide for year-round production. The assets of Cleveland Quarries, L.P. were sold to ASC in 1996, and Cleveland Quarries, L.P. was thereafter dissolved as of December 31, 1996.

         CAUSES FOR 1996 LOSS -

                  - ASI activities included the acquisition of Tyrrell Stone Design, Inc. and an active search for an equity investment in ASI. Both of these functions caused the company to spend money on legal and accounting fees (some of which were capitalized), that would not have otherwise been spent during the year, and will not be required in future years;

                  - In addition, there were consulting fees incurred in the process which will not be necessary in the future. The total was approximately one hundred fifty thousand dollars ($150,000) and there were investor relations fees, such as mailing, couriers and consulting expenses, which were more than normal due to the need for the Company to explain to its existing and potential shareholders the full extent of the changes to the Company. ASI had no revenues to offset these expenses;

                  - ASI had a debt of approximately seven hundred fifty thousand dollars ($750,000) during most of 1996 and paid interest of approximately seven and one-half percent (7.5%). This debt was eliminated in September 1996;

                  -        ASC became an operating company in February, 1996.
                           ASC also acquired the assets of Cleveland Quarries L.P. and the purchase costs of these assets were capitalized, but, for all intents and purposes, ASC was operating in a startup mode for most of the year;

                  - Many new employees were hired and much of the labor expenses went into activities required to start up the operation. These activities included repairs, maintenance, equipment installation, training and administration. The Primary mill, Fabrication shop, Office and Crushing operation were all completely overhauled; and

                  - ASC also had an outstanding mortgage of approximately five hundred thousand dollars ($500,000) which was paid off in September 1996, which added to the interest expense. The proceeds for loan repayment were derived from the sale of four million (4,000,000) shares of Common Stock for one million five hundred thousand dollars ($1,500,000).

         Revenues were at a level that would only provide a modest profit in any year. Even with the decrease in expenses for 1997 it will be necessary for sales to increase in order to be profitable. Many of the steps detailed earlier in this document have been taken to increase sales in 1997. Sales and marketing efforts have been stepped up, and new agents and distributors have been added. Inventory levels have increased, employees have been hired and trained, new equipment has been installed, and capacity has increased dramatically. The plant has been winterized for year-round operation. The Quarry crew has doubled a new section of Quarry 7 and is prepared for use in 1997.

                  B.       TRENDS IN HISTORICAL OPERATING RESULTS
                           --------------------------------------

         The Company's current Officers, Directors, Key Personnel and Management have limited experience with respect to ASI and ASC and, therefore, are not in a position to comment upon historical operating results prior to 1995. On the basis of their limited experience with ASI and ASC and drawing upon their experience in the industry, management has identified the following trends:

                  - The operations in Amherst, Ohio have recently been below a break-even level. The plant, property, and equipment were too large and too old to be sustained and operated at the recent sales levels. This was the result of an ever declining use of natural stone in the building industry from the 1950's to the 1980's. Ownership lacked interest and allowed the facilities and employees to fall behind to become run-down, thereby hurting production; and

                  - Cleveland Quarries has produced stone for public buildings, churches, schools and prestigious homes since 1869. Many of these structures are still in existence today and the possibility of sales for renovations exist.

         With respect to the industry (in general) and ASI/ASC (in particular), management has identified the following changes in the underlying economics of the business which, in the opinion of management, will have significant impact (either favorable or adverse) upon the Company's operating results for the next twelve (12) months.

                  - Because it is not as structured as most industries in North America, the stone industry has been difficult to evaluate. While there has certainly been a feeling of optimism at a recent trade show, there is some question as to what will come from this confidence;

                  - According to Stone World Magazine's most recent market study, which revealed an overwhelming sentiment of optimism, the result will be increased investment in equipment, facilities and personnel in the stone industry;

                  - The survey, which was completed primarily by fabricators, showed a positive outlook for the short-term, as well as for the long-term. Of those polled, eighty four and nine-tenths percent (84.9%) expected the stone market to increase in 1997 and eighty-six percent (86%) expected an increase over the next five (5) to ten (10) years. Only one and six-tenths percent (1.6%) expected a decrease in 1997, and two and nine-tenths percent ( 2.9%) predicted a decline over the next five (5) to ten
                           (10) years. The remainder of those surveyed expected the market to stay the same;

                  - Many of the respondents who predicted an increase believe that it will be fairly significant. Around eighty percent (80%) forecast an increase of over six percent (6%) - for the short-term as well as the long-term - and over half believe the increase will be more than fifteen percent (15%) over the next five
                           (5) to ten (10) years;

                  - A stronger economy and increased demand for stone is predicted by some to result in better exposure for natural stone and increased consumer awareness;

                  - A number of fabricators mentioned the residential market as a reason for increased optimism;

                  - Many people pointed to the increased use of stone for kitchen countertops;

                  - Even on the commercial end, there is a feeling that stone use will increase. A number of respondents cited the amount of bids they have received for commercial construction projects;

                  - Lower interest rates and a cyclical upswing of the economy are factors that will increase commercial construction;

                  - Those who predicted no change in the market cited increased competition and overbuilding in the 1980's; and

                  - The few respondents predicting a decline pointed to specific factors, such as increases in fixed costs and the minimum wage as a concern.

                           increase                   84.9%

                           decrease                    1.6%

                           stay the same:             13.6%



          Source: "What do stone producers expect for the stone market in 1997?"
                                                         Stone World, January/97

The anticipated impact of these changes will be:

                  - The use of natural stone in the building industry has come back significantly. Bigger, more expensive housing and high-end commercial buildings, such as resorts and financial institutions, have made greater use of natural stone, which has led to greater demand for a product that was once widely used. This trend and the fact that ASC, together with Tyrrell Stone Design, can provide a full-service stone supply to the industry should bode well for the Company; and

                  - Management believes these changes will allow the Company to increase sales and production and be profitable in 1997. The break-even level of sales was surpassed in 1996 and, with many of the startup costs out of the way, management believes 1997 should prove to be profitable. The Company plans to fully utilize the new capacity of the plant prior to adding more capacity through the purchase and installation of new equipment. There is currently excess plant capacity.

         C.       GROSS MARGIN
                  ------------

         With respect to its product sales in the past fiscal year, the Company's gross profit margin (as a percentage of sales) is about thirty-nine percent (39%). This margin is expected to continue in the next fiscal year.

         D.       FOREIGN/GOVERNMENT SALES
                  ------------------------

         Foreign sales (which are exclusively in Canada) as a percent of total sales for the past fiscal year were ten percent (10%). Domestic government sales, as a percent of total sales, for the past fiscal year were ninety percent (90%).

         These sales are expected to be sustained in the upcoming fiscal year.





                           [INTENTIONALLY LEFT BLANK]

                                     PART II
                                     -------

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON
                  --------------------------------
                  REGISTRANT'S COMMON SHARES AND
                  ------------------------------
                  OTHER SHAREHOLDER MATTERS
                  -------------------------

         The Company's Common Shares are currently traded in the over-the-counter market via "bulletin board" maintained through the National Association of Securities Dealers, Inc. ("NASD"). Prior to the reverse stock split, the trading symbol was "ASTI." As of May 31, 1997 (the date of the reverse stock split), the trading symbol was changed to "AMST."

         The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

         The Company, through the first half of 1995, was operating under the name Viva Medical Services Corp. as a distributor of medial equipment in the United States. The material range of quotes at that time was:

                           High             Low               Closing           High             Low      Closing
Period                     Bid              Bid                  Bid             Ask             Ask        Ask
------                     ---              ---                  ---             ---             ---        ---

1995
----

First Quarter              8                  5                7.75               9                 5.5        9

Second Quarter             5                0.5                   5             5.5              0.8125      5.5

         In August 1995, the assets of Viva Medical Services were transferred to a third party and the corporate name was changed to American Stone Industries, Inc. Concurrent with the name change, ASI became a holding company which conducts business only through its wholly-owned subsidiary, ASC, which purchases and sells stone for use in the building construction industry. The mutual range of quotes for ASI's Common Shares was:

                           High             Low               Closing           High             Low      Closing
         Period            Bid              Bid                Bid               Ask             Ask        Ask
         ------            ---              ---                ---               ---             ---        ---

         1995
         ----

Third Quarter                0.65                 0.25          0.65             0.9375            0.55    0.9375

Fourth Quarter             1.1875              0.21875        1.1875            1.28125         0.40625   1.28125

         1996
         ----

First Quarter                 0.72            0.34375            0.7                0.8               0      0.8

Second Quarter               1.125                0.5              1                1.5           0.625    1.375

Third  Quarter                0.75                0.3         0.71875             0.9375        0.53125   0.9375

Fourth Quarter             0.71875              0.375         0.71875               0.75            0.5     0.75

         No cash dividend has been paid by the Company within the past two (2) fiscal years. The Company's ability to pay dividends is directly related to the Company's future profitability and need for capital to support growth.

ITEM 2:           LEGAL PROCEEDINGS:
                  ------------------

         None.

ITEM 3:           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ---------------------------------------------

         In 1996, the Company engaged the accounting firm of Hobe & Lucas to serve as its Auditors and Accountants. This engagement was made as a matter of convenience because the Company intends to relocate its principal place of business from Toronto to Cleveland, Ohio. In addition, the Chairman of the Company's Board of Directors and its major operations are based in or near Cleveland, Ohio and the former accounting firm was headquartered in Wayne, New Jersey. There was no disagreement with the prior accounting firm, nor did that firm resign.

ITEM 4:           RECENT SALES OF UNREGISTERED SECURITIES
                  ---------------------------------------

         The following securities were sold by the Company during the past three
(3) fiscal years without registering the securities pursuant to the Securities Act of 1933:

Date                   No. of Shares           Recipient                Price Paid              Exemption/Basis
----                   -------------           ---------                ----------              ---------------
February 16,                  50,000           Alex Lagutenko           $0.25 per share         Rule 504 of
1994                                                                                            Regulation D

February 16,                  80,000           Walter Essman            $0.25 per share         Rule 504 of
1994                                                                                            Regulation D

February 16,                  44,664           Cougar Fund              $0.25 per share         Rule 504 of
1994                                           Management                                       Regulation D

February 16,                  40,000           Cougar Capital           $0.25 per share         Rule 504 of
1994                                           Corp. (Man.)                                     Regulation D
                                               Inc.

February 16,                  16,000           Cougar Capital           $0.25 per share         Rule 504 of
1994                                           Corp. (N.S.) Inc.                                Regulation D

February 16,                 100,224           Sing Pei                 $0.25 per share         Rule 504
1994                                           Enterprise Co.                                   Regulation D
                                               Ltd.

Date                   No. of Shares           Recipient                Price Paid              Exemption/Basis
----                   -------------           ---------                ----------              ---------------
February 16,                 159,200           Cathy Kuo                $0.25 per share         Rule 504
1994                                                                                            Regulation D

February 16,                  50,000           A&M Ventures             $0.25 per share         Rule 504
1994                                                                                            Regulation D

February 16,                  50,000           Tronco Ltd.              $0.25 per share         Rule 504
1994                                                                                            Regulation D

February 16,                 150,000           John B. Lowy,            $0.25 per share         Rule 504
1994                                           P.C.                                             Regulation D

April 22, 1994               250,000           Alda                     Not known               Rule 144
                                               Artherapedic
                                               Systems, Inc.

April 22, 1994                10,000           Muriel Korngold          Not known               Rule 144
                                               Wexler
May 30, 1994                 125,000           BC Management            $100,000 ($.80          Rule 504
                                                                        per share)              Regulation D
February 15,                  29,572           A & Z Ventures           $22,000 ($.74           Rule 504
1995                                           Inc.                     per share)              Regulation D

March 22,                      3,000           Honey Essman             $3,000 ($1.00           Rule 504
1995                                                                    per share)              Regulation D

March 22,                     50,000           A & Z Ventures           $17,500 ($.35           Rule 504
1995                                           Inc.                     per share)              Regulation D

July 14, 1995                470,000           Sunset                   Not known               Unknown
                                               Management
                                               Services

August 7, 1995                25,000           John B. Lowy,            Not known               Rule 504
                                               P.C.                                             Regulation D

August 8, 1995             8,000,000           TMT Masonry,             Issued in               Rule 504
                                               Ltd.                     exchange for            Regulation D
                                                                        100% of the
                                                                        common stock of
                                                                        American Stone
                                                                        Corporation

Date                   No. of Shares           Recipient                Price Paid              Exemption/Basis
----                   -------------           ---------                ----------              ---------------
August 9, 1995                51,896           Alda                     $77,844 ($1.50          Rule 504
                                               Artherapedic             per share)              Regulation D
                                               Systems, Inc.

August 9, 1995                79,604           Alda                     $19,901 ($.25           Rule 504
                                               Artherapedic             per share)              Regulation D
                                               Systems, Inc.

August 9, 1995               470,000           Suncrest                 $235,000 ($.50          Rule 504
                                               Management               per share)              Regulation D
                                               Services SA

August 9, 1995               425,772           Suncrest                 $106,443 ($.25          Rule 504
                                               Management               per share)              Regulation D
                                               Services SA

August 9, 1995               108,000           Cougar Fund              $27,000 ($.25           Rule 504
                                               Management               per share)              Regulation D
                                               (Man.) Inc.

April 15, 1996                60,000           R.F.                     Conversion of           Rule 504
                                               Corporation              $15,000 debt            Regulation D
                                                                        ($.25/share)

April 17, 1996               690,000           Georgia Capital          Conversion of           Rule 504
                                               Corporation              $175,000 debt           Regulation D
                                                                        ($.25/share)

May 23, 1996                 116,000           Terrazzo,                Conversion of           Rule 504
                                               Mosaic & Tile            $29,800                 Regulation D
                                               Company, Ltd.            ($.26/share) of
                                                                        accounts
                                                                        receivable into
                                                                        equity

May 23, 1996                 200,000           David Tyrrell            Purchase 100%           Rule 504
                                                                        of Tyrrell Stone        Regulation D
                                                                        Designs, Ltd.
                                                                        valued at
                                                                        $160,000
                                                                        ($.80/share)
May 23, 1996                 656,000           Georgia Capital          Conversion of           Rule 504
                                               Corporation              $194,405 debt           Regulation D
                                                                        ($.30/share)

Date                   No. of Shares           Recipient                Price Paid              Exemption/Basis
----                   -------------           ---------                ----------              ---------------

August 28,                 4,000,000           Roulston                 $1,500,000              Accredited
1996                                           Ventures, Ltd.           ($.375/share)           investor/Rule
                                                                                                504, Section 4(2)

         No underwriter was involved in any transaction. All transactions were made in reliance upon Section 4(2) of the Securities Act of 1933 or Rule 144 or 504 of Regulation D promulgated thereunder.

         With respect to the bases for the transactions summarized above, analysis of documents available to management indicates the following:

         - With respect to the transactions prior to August 8, 1995, the documentation supporting these transactions is minimal. These transactions took place prior to TMT's acquisition of a controlling interest. None of the officers or directors of the Company prior to August 8, 1995 are available for comment or additional information. The information provided has been derived from corporate minutes and other documents available to the Company and is believed to be correct; however, these documents do not provide all of the information requested. To the extent that information is not provided, such information is not available.

         - With respect to the August 1995 transaction involving TMT Masonry, Ltd., the purchaser was an "Accredited Investor," as defined in Regulation D of the Securities Act of 1933. Prior to affecting the transaction, TMT Masonry, Ltd. conducted extensive due diligence into the organization and operation of Viva Medical Science Corp.

         - With respect to the May 17, 1996 transaction involving Terrazzo, Mosaic & Tile Company, Ltd. ("TMT"), this entity was under the control of Mr. Glen Gasparini who was also the president of American Stone Industries, Inc. Accordingly, Mr. Gasparini had substantial personal knowledge of the organization and affairs of the issuer. In that capacity, Mr. Gasparini had full and complete access to all relevant corporate information concerning American Stone Industries.

         -        With respect to the May 21, 1996 transaction involving Mr.
                  David Tyrrell, Mr. Tyrrell conducted substantial due diligence into the affairs of American Stone Industries, Inc. and was provided with extensive financial and operational information concerning that entity. In addition, Mr. Tyrrell, as a result of this transaction, agreed to become the President of American Stone Corporation.

         -        Regarding the April 15, 1996 transaction with R.F.
                  Corporation, this entity had been a consultant to American Stone Industries and, in that context, had become intimately familiar with the organization and operation of the Company.

         - With respect to the April 15, 1996 transaction involving Georgia Capital Corporation and the May 17, 1996 transaction involving that same entity, Georgia Capital Corporation was given full and complete access to the financial records of the issuer, and was thoroughly familiar with the operational aspects of the Company.

         - With respect to the August 28, 1996 transaction involving Roulston Ventures, Ltd., this entity is an Accredited Investor, as defined in Regulation D of the Securities Act of 1933. In addition, Roulston Ventures, through its management, conducted substantial due diligence with respect to the Company, including a comprehensive examination of the books and records of the Company with an on-site visit to the Company's operations.

ITEM 5:           INDEMNIFICATION OF DIRECTORS AND OFFICERS
                  -----------------------------------------

         The Company's By-Laws, adopted at the annual meeting of shareholders held on November 22, 1996, provide, in pertinent part, for indemnification, in selected circumstances, of any person who was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, Trustee, or Employee of another corporation, partnership, joint venture, trust or other enterprise ("Indemnified Party").

         In summary, the By-Laws provide that the Corporation shall indemnify any Indemnified Party who was or is a party, or who is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, including all appeals (other than an action, suit or proceeding by or in the right of Corporation) by reason of the fact that the Indemnified Party is a Director or Officer of the Corporation, or was serving at the request of the Corporation as a Director, Officer, Trustee or Employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification includes obligation to pay all expenses (including attorney's fees), judgments, decrees, fines, penalties and amounts paid in settlement actually and reasonably incurred by the Indemnified Party in connection with such action, suit or proceeding if the individual acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, he had no reasonable cause to believe that his conduct was unlawful.

         In addition, a similar obligation of indemnification shall occur with respect to any threatened, pending or completed action or suit, including all appeals, by or in the right of the Corporation (i.e., all derivative actions) to procure a judgment in its favor, by reason of the fact that the Indemnified Party is or was a Director or Officer of the Corporation or was serving at the request of the Corporation as a Director, Officer, Trustee, or Employee of the Corporation, partnership, joint venture, trust or other enterprise. In a derivative action, no indemnification shall be made with respect to any claim, issue, or matter for which such person was fully adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that, the court in which such suit or action was brought shall determine upon application that, despite the adjudication of liability, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expense as the court shall deem proper.

         In addition, to the extent that a Director or Officer has been successful on the merits or otherwise in the defense of any action, suit or proceeding commenced by a third party, or in the defense of any derivative action or of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection with such matter.

         The By-Laws also provide that the Corporation's Board of Directors may authorize the Company to advance the expenses to be incurred in the defense of any individual to whom the Company has an obligation of indemnification.

         The indemnification provisions provided by the by-laws shall not be deemed exclusive of any other rights. In this context, Delaware General Corporation Law Section 145 authorizes such indemnification of Officers, Directors, Employees and Agents.

                                    PART F/S
                                    --------

         The following pages set forth the Company's Audited Financial Statements for the fiscal years ending December 31, 1995 and December 31, 1996 and the Form 10-QSB for the quarterly period ended March 31, 1997.





                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

                                                 AMERICAN STONE INDUSTRIES, INC.

                                               CONSOLIDATED FINANCIAL STATEMENTS
                                                                            WITH
                                                    INDEPENDENT AUDITORS' REPORT

                                            FOR THE YEAR ENDED DECEMBER 31, 1995

                                    CONTENTS

                                                                 PAGE
                                                                 ----

Independent Auditors' Report                                       1

Consolidated financial statements:
   Balance sheet                                                   2
   Statement of operations                                         3
   Statement of stockholders' equity                               4
   Statement of cash flows                                         5
   Notes to financial statements                                   6

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
American Stone Industries, Inc.
Toronto, Canada

We have audited the accompanying consolidated balance sheet of American Stone Industries, Inc. (a subsidiary of TMT Masonry, Ltd.) and subsidiary as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Cleveland Quarries, L.P., a consolidated subsidiary, which statements reflect total assets of $1,758,000 as of December 31, 1995, and total revenue of $918,000 for the year then ended. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Cleveland Quarries, L.P., is based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Stone Industries, Inc. and subsidiary as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As described in Note 10 to the financial statements, the financial statements have been revised to consolidate the Company's limited partnership investment in Cleveland Quarries, L.P., which was previously recorded on the equity method of accounting. As a result, the net loss had been increased by $241,117 ($.022 per share).

                                                        HORTON & COMPANY, L.L.C.

Wayne, New Jersey
April 3, 1996 (except for Note 10,
   as to which the date is July 8, 1997)

                                                      CONSOLIDATED BALANCE SHEET

                                                               DECEMBER 31, 1995

                         AMERICAN STONE INDUSTRIES, INC.

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1995

                                     ASSETS

Current assets:
   Cash and cash equivalents                     $   14,161
   Accounts receivable                               97,984
   Current portion of notes receivable               77,549
   Inventory                                        130,556
                                                 ----------

             Total current assets                   320,250
                                                 ----------

Property and equipment:
   Land and buildings                               913,215
   Machinery and equipment                          742,814
   Transportation equipment                          15,673
   Office furniture and equipment                    36,625
                                                 ----------

                                                  1,708,327

   Less accumulated depreciation                    367,077
                                                 ----------

                                                  1,341,250
                                                 ----------

Other assets:
   Notes receivable, net of current portion          39,511
   Goodwill                                          38,465
   Other intangibles                                 58,841
   Deposits                                           1,000
                                                 ----------

                                                    137,817
                                                 ----------

                                                 $1,799,317
                                                 ==========

                        See notes to financial statements

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Demand note payable                              $   743,466
   Current maturities of long-term debt                 549,313
   Accounts payable and accrued expenses                316,893
   Due to consulting firm                               132,570
                                                    -----------

             Total current liabilities                1,742,242
                                                    -----------

Long-term debt, net of current maturities                28,432
                                                    -----------


Stockholders' equity:
   Common stock, $.001 par value
      20 million shares authorized
      14,591,828 shares issued and outstanding           14,592
   Additional paid-in capital                           777,249
   Accumulated deficit                                 (763,198)
                                                    -----------

                                                         28,643
                                                    -----------

                                                    $ 1,799,317
                                                    ===========

                        See notes to financial statements

                         AMERICAN STONE INDUSTRIES, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

Sales                                    $ 919,694

Cost of sales                              785,354
                                         ---------

Gross profit                               134,340

General and administrative expenses        632,216
                                         ---------

Loss from operations                      (497,876)
                                         ---------

Other income:
   Gain on sale of property                 84,611
   Other income                             22,468
                                         ---------

                                           107,079
                                         ---------

Net loss                                 $(390,797)
                                         =========

Loss per common share                    $   (.036)
                                         =========





                        See notes to financial statements

                         AMERICAN STONE INDUSTRIES, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                          Common stock
                                                   --------------------------      Additional
                                                    Issued                           paid-in         Accumulated
                                                    Shares           Par value       capital           deficit
                                                   ---------         ---------       -------         -----------

Balance at January 1, 1995, as
restated for reverse acquisition
accounting                                         8,000,000           $8,000        $   -            $(372,401)

Loan from parent reclassified

to additional paid-in capital                              -              -           777,249            -

Stock issued in business
combination accounted as a

reverse acquisition                                6,591,828            6,592            -                  -

Net loss                                                   -              -              -             (390,797)
                                                 -----------         --------        --------         ---------

                                                  14,591,828         $ 14,592        $777,249         $(763,198)
                                                 ===========         ========        ========         =========





                        See notes to financial statements

                         AMERICAN STONE INDUSTRIES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

Net loss                                                              $(390,797)
                                                                      ---------
Adjustments to reconcile net loss to net cash
   used in operating activities:
      Depreciation and depletion expense                                139,894
      Amortization expense                                               15,127
      Gain on sale of property                                          (84,611)
      Changes in assets and liabilities:
         Decrease in accounts receivable                                 42,670
         Increase in inventory                                          (10,056)
         Increase in accounts payable and accrued expenses              147,551
         Increase in amounts due to consulting firm                     107,874
                                                                     ----------

                    Total adjustments                                   358,449
                                                                      ---------

         Net cash used in operating activities                          (32,348)
                                                                     ----------

Cash flows from investing activities:
      Capital expenditures                                               (6,510)
      Payments received on notes receivable                              31,360
      Proceeds from sale of property                                      6,530
      Other                                                              (2,914)
                                                                     ----------

         Net cash provided by investing activities                       28,466
                                                                     ----------

Cash flows from financing activities:
      Proceeds from loan advances                                        90,384
      Principal payments on long-term debt                             (137,374)
                                                                      ---------
         Net cash used in financing activities                          (46,990)
                                                                     ----------

Net decrease in cash and cash equivalents                               (50,872)

Cash and cash equivalents at beginning of year                           65,033
                                                                     ----------

Cash and cash equivalents at end of year                             $   14,161
                                                                     ==========

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 1995, the Company completed a business combination through the issuance of 8,000,000 shares of its common stock. The business combination was accounted as a reverse acquisition as described in Note 2.

For the year ended December 31, 1995, the Company reclassified a loan from an affiliated company to additional paid-in capital as described in Note 6.

Various property was sold in 1995 with Cleveland Quarries, L.P. taking $145,000 in notes receivable.

For the year ended December 31, 1995, total interest paid was $108,922.

                        See notes to financial statements

                         AMERICAN STONE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1995

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of significant accounting policies of American Stone Industries, Inc. (a subsidiary of TMT Masonry, Ltd..), (hereinafter "ASI" or the "Company") is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

                  USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                  PRINCIPLES OF CONSOLIDATION

         Under the accounting rules for a reverse acquisition which were applied to the business combination described in Note 2, the accompanying financial statements include the accounts of American Stone Corporation and its majority-owned subsidiary Cleveland Quarries, L.P. ("CQ") for the year ended December 31, 1995, and of American Stone Industries, Inc. for the period from the date of the acquisition, August 8, 1995, through December 31, 1995. Significant intercompany transactions and balances have been eliminated in consolidation.

                  HISTORY AND BUSINESS ACTIVITY

         The Company was incorporated in the State of Delaware on November 11, 1992, as Viva Designs U.S.A., Inc. The Company was a distributor of a line of jewelry and fragrances until June 1993 when it discontinued those operations. On December 14, 1993, a certificate of amendment was filed to change the name of the corporation to Viva Medical Sciences Corp. Beginning in 1994 and until the business combination described in
         Note 2, the Company was a distributor of medical equipment in the United States. In conjunction with the business combination, the medical equipment distributorship business was transferred to a related party. On August 9, 1995, articles of amendment were filed reflecting a change of the corporate name to American Stone Industries, Inc. Concurrent with the business combination described in Note 2, ASI became a holding company which conducts business only through its wholly-owned subsidiary, American Stone Corp. ("ASC"). ASC purchases and sells stone for use in the building construction industry.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  HISTORY AND BUSINESS ACTIVITY (CONTINUED)

         American Stone Industries, Inc. is a publicly-held company whose stock is traded on the OTC Bulletin Board.

         American Stone Corporation also holds an 89.1% ownership interest in Cleveland Quarries, L.P. of Amherst, Ohio. Cleveland Quarries, L.P. is the owner and operator of the Berea Sandstone Quarries which mines stone predominantly for the building stone market with several specialty areas making up the balance.

                  SALE OF BUSINESS

         On May 30, 1995, ASI incorporated a wholly-owned subsidiary, VMS Rehab Systems, Inc. ("VMS"). On June 1, 1995, ASI assigned substantially all of its assets to VMS.

         On July 31, 1995, ASI entered into an agreement to sell all of the common stock of VMS to Suncrest Management Services, S.A. ("Suncrest"), a related party, in exchange for the cancellation of debt owed to Suncrest. The net book value of the assets transferred approximated the amount of the indebtedness canceled. Suncrest also received an option to purchase up to 250,000 shares of the Company's common stock at $.25 per share. The option expires August 8, 1998.

                  CASH AND CASH EQUIVALENTS

         For purposes of financial reporting, the Company considers all highly-liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

                  INVENTORY VALUATION

         The inventories are stated at the lower of cost (first-in, first-out method) or market.

                  PROPERTY AND EQUIPMENT

         Property and equipment is carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depletion of sandstone reserves is computed by the unit-of-production method based on estimated recoverable sandstone reserves. Such calculation is based on management's estimate of sandstone reserves since there is no engineer's estimate available.

         Depreciation and depletion expense is $139,894 for the year ended December 31, 1995.

         Maintenance, repairs and renewals which neither materially add to the value of the property and equipment nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in income.

                  GOODWILL AND OTHER INTANGIBLES

         Goodwill represents the excess of cost over fair market value related to be business combination described in Note 2. Goodwill is being amortized on the straight-line method over a twenty-year period. Amortization expense of goodwill for the year ended December 31, 1995, is $819. At December 31, 1995, goodwill is net of accumulated amortization of $819.

         Other intangibles are carried at cost and are being amortized on the straight-line method over a five- to seven-year period. Amortization expense of other intangibles for the year ended December 31, 1995, is $14,308. At December 31, 1995, other intangibles are net of accumulated amortization of $42,738.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  CONCENTRATION OF CREDIT RISK

         Financial instruments, which potentially subject the Company to concentration of credit risk, principally consist of accounts receivable. The Company's policies do not require collateral to support customer accounts receivables.

         During the year ended December 31, 1995, no one customer provided more than 10% of total revenue. Customers are primarily located in Ohio, surrounding states and Ontario, Canada.

                  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," which requires the disclosure of the fair market value of off- and on-balance sheet financial instruments. The carrying value of all financial instruments, including cash and cash equivalents, accounts receivable, notes receivable, accounts payable and long-term and short-term debt, approximates their fair value at year end.

                  LOSS PER COMMON SHARE

         Loss per common share is based on the weighted average number of shares outstanding which was 10,763,150 for the year ended December 31, 1995.

2.       BUSINESS COMBINATION

         On August 8, 1995, the Company acquired all of the outstanding capital stock of American Stone Corporation ("ASC"), in exchange for 8,000,000 unregistered shares of its common stock. As a result of the transaction, TMT Masonry, Ltd. ("TMT") the former parent company of ASC received shares representing approximately 55% of the Company's outstanding common stock, thereby effecting a change in control of the Company.

         The acquisition of ASC has been accounted for as a reverse acquisition. Under the accounting rules for a reverse acquisition, ASC is considered the acquiring entity. As a result, historical financial information for periods prior to the date of the transaction are those of ASC. However, the capital structure of ASC has been retroactively restated to reflect the number of shares received by ASC in the acquisition and the Company's par value. Under purchase method accounting, balances and results of operations of the Company have been included in the accompanying consolidated financial statements from the date of the transaction, August 8, 1995. While there were no tangible assets received in the reverse acquisition, the Company assumed liabilities of $32,692. The Company recorded the assets and liabilities (excluding intangibles) at their historical cost basis which was deemed to approximate fair market value. The reverse acquisition is treated as a non-cash transaction since all consideration given was in the form of stock. Proforma results of operations (assuming the business combination had been effected at the beginning of the year ended December 31, 1995) are not presented because ASI became a holding Company concurrent with the business combination. As a result, proforma results of operations for the year ended December 31, 1995, would be no different than the historical statement of operations presented herewith.

3.       NOTES RECEIVABLE

Notes receivable consist of the following:

7% loan to an employee of secured by real estate mortgage, payable in
monthly installments of $310 including interest, due August 2000.          $ 39,690

Non-interest bearing loan to an employee unsecured, payable in weekly
installments of $25, due in August 1997.                                      2,370

8% unsecured loan, receivable in monthly installments of $15,000 plus interest through January 1996, then $10,000 plus interest from May
through October 1996                                                         75,000
                                                                           --------
Total notes receivable                                                      117,060

Less current portion of notes receivable                                     77,549
                                                                           --------
                                                                           $ 39,511
                                                                           ========

4.       DEMAND NOTE PAYABLE

         Demand note payable represents a $750,000 line of credit, secured by a $750,000 letter of credit issued by a Canadian bank, expiring February 1996. Interest is payable monthly at prime plus .5%. At December 31, 1995, the Company had borrowed $743,466 against the line of credit.

5.       LONG-TERM DEBT

         Long-term debt consists of the following:

               9.4% note payable to a financing organization, due June 1998, payable in monthly installments
               of $378 including interest.  The note is secured by equipment.                                      $    9,923

               9.9% note payable to a financing organization, due January 1998, payable in monthly
               installments of $356 including interest.  The note is secured by equipment.                              7,921

               7.5% note payable to a financing organization, due December 1997, payable in monthly
               installments of $973 including interest.  The note is secured by equipment.                             20,397

               12.13% note payable to a financing organization, due July 1997, payable in monthly installments
               of $1,567 including interest.  The note is secured by equipment.                                        24,108

               6% note payable to a corporation, secured by real estate with a cost of $913,215. The balance
               was due November 1995 and was satisfied in February 1996 (Note 9).                                     498,604

               6.9% note payable to a financing organization, due June 1996, payable in monthly installments
               of $295 including interest.  The note is secured by equipment.                                           1,592

               6% note payable to a financing organization, due July 1996, payable in monthly installments of
               $462 including interest.  The note is secured by equipment.                                             15,200
                                                                                                                   ----------

                                                                                                                      577,745

               Less current portion of long-term debt                                                                 549,313
                                                                                                                   ----------

                                                                                                                   $   28,432
                                                                                                                   ==========


         Maturities of long-term debt are as follows:

                   Year ending
                  December 31,
                  ------------

                       1996                           $549,313
                       1997                             25,761
                       1998                              2,671
                                                      --------

                                                      $577,745
                                                      ========

6.       DUE TO CONSULTING FIRM

         Due to consulting firm represents non-interest bearing amounts to Georgia Capital Corporation ("GCC"). GCC is a stockholder in the Company. In addition, one of the consultants employed by GCC is also a stockholder in the Company. The payable arose from consulting services provided and from non-interest bearing advances made to the Company. During 1996, this payable was satisfied through the issuance of the Company's common stock (Note 9).

7.       STOCKHOLDERS' EQUITY

         As the business combination, described in Note 2 above, has been accounted for as reverse acquisition, the Company has assumed ASI's capital structure (shares outstanding and par value) as of the consummation of August 8, 1995. All capital transactions of ASI prior to the date of the business combination are included in ASI's separate historical financial information.

         On August 8, 1995, the Company issued 8,000,000 shares of unregistered common stock in connection with the reverse acquisition of ASC, bringing the total shares of common stock issued and outstanding immediately subsequent to the transaction to 14,591,828.

         Concurrent with the business combination, TMT agreed to reclassify loans it had made to ASC in the amount of $777,349 to additional paid-in capital.

8.       INCOME TAXES

         The Company has a net operating loss available for carryforward to offset future years' taxable income. The net operating loss expires in the year ending December 31, 2010.

         Deferred income taxes arise from temporary differences in reporting assets and liabilities for income tax and financial accounting purposes primarily resulting from net operating losses. The components of the deferred tax asset and the related tax effects of the temporary differences are as follows:

                  Non-current deferred income tax asset arising from net
                     operating loss carryfoward                                $ 95,000

                  Valuation allowance                                           (95,000)

                  Net deferred income tax assets                               $      -
                                                                               ========

9.       SUBSEQUENT EVENTS

         During February 1996, the Company issued 770,000 shares of unrestricted common stock to Georgia Capital Corporation (Note 6) in satisfaction of $192,500 of indebtedness including cash advances made to the Company during 1995 and 1996.

         During February 1996, the Company issued 60,000 shares of unrestricted common stock to consultants in satisfaction of $15,000 payable for consulting services rendered.

         In February 1996, a shareholder who had performed investment banking services for the Company agreed to return 746,197 shares in acknowledgment of having failed to perform such services to the satisfaction of the Company.

         During February 1996, the Company received an advance of $773,345 from TMT. In turn, the funds were advanced to Cleveland Quarries, L.P. ("CQ") which utilized the proceeds to retire a note payable to a bank for $743,466.

         During February 1996, ASC acquired the assets of Cleveland Quarries, L.P. ("CQ"). Under the term of the agreement, ASC acquired substantially all of the assets of CQ for $2,100,000. Consideration for the purchase price would include assumption of a mortgage payable in the amount of $498,604 and credit for investment in and advances to CQ totaling $1,528,515.

10.      REVISED FINANCIAL STATEMENTS

         The financial statements have been revised to consolidate the Company's limited partnership investment in Cleveland Quarries, L.P., which was previously recorded on the equity method of accounting. As a result, the net loss has been increased by $241,117 ($.022 per share).

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                              FINANCIAL STATEMENTS
                              --------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of American Stone Industries, Inc. and Subsidiaries
Toronto, Canada

         We have audited the consolidated balance sheet of American Stone Industries, Inc. and Subsidiaries as of December 31, 1996, and the related statements of operations, stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of American Stone Industries, Inc. and Subsidiaries as of December 31, 1995, were audited by other auditors whose report dated April 3, 1996, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Stone Industries, Inc. and Subsidiaries as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

         As described in Note 12 to the financial statements, the financial statements have been revised to consolidate the Company's limited partnership investment in Cleveland Quarries, L.P., which was previously recorded on the equity method of accounting. As a result, the net loss has been reduced by $39,981 ($-0- per share) for 1996 and increased by $241,117 ($.03 per share) in 1995.

                  Hobe & Lucas

Independence, Ohio
January 22, 1997 (except for Note 12
for which the date is July 8, 1997)

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

                                     ASSETS

                                                                                        1996                      1995
                                                                                        ----                      ----
Current Assets
    Cash and cash equivalents                                                     $  983,713                $   14,161
    Accounts receivable, net allowance for
     doubtful accounts of $5,479 - 1996 and
     $-0- 1995                                                                       287,628                    97,984
    Prepaid expenses                                                                  36,713                     -
    Current portion of notes receivable                                                -                        77,549
    Inventory                                                                        431,810                   130,556
                                                                                  ----------                ----------
           Total current assets                                                    1,739,864                   320,250
                                                                                  ----------                ----------

Property, Plant and Equipment, Net                                                 2,015,143                 1,341,250
                                                                                  ----------                ----------

Other Assets
    Intangibles, Net of amortization                                                 204,492                    97,306
    Restricted cash                                                                   10,900                      -
    Notes receivable                                                                  39,886                    39,511
    Deposits                                                                           1,000                     1,000
                                                                                  ----------                ----------
                                                                                     256,278                   137,817
                                                                                  ----------                ----------
                                                                                  $4,011,285                $1,799,317
                                                                                  ==========                ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Notes payable, bank line of credit                                            $  600,000                $  743,466
    Current portion of notes payable                                                  68,007                   549,313
    Accounts payable                                                                 373,422                   161,265
    Accrued and withheld payroll
      and payroll taxes                                                               75,703                    33,959
    Accrued liabilities                                                              181,140                   121,669
    Due to consulting firm                                                             -                       132,570
                                                                                  ----------                 ---------

           Total Current Liabilities                                               1,298,272                 1,742,242
                                                                                  ----------                 ---------

Long Term Liabilities
    Notes payable                                                                     87,463                    28,432
                                                                                  ----------                 ---------

Stockholders' equity
    Common stock, $.001 par value
     20 million shares authorized
     16,313,628 - 1996 and 14,591,828 - 1995
     shares issued and outstanding                                                    16,314                    14,592

    Additional paid-in capital                                                     3,562,860                   777,249
    Accumulated deficit                                                             (953,624)                 (763,198)
                                                                                    --------                ----------

                                                                                   2,625,550                    28,643
                                                                                  ----------                ----------
                                                                                  $4,011,285                $1,799,317
                                                                                  ==========                ==========

                 See notes to consolidated financial statements

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                 ----------------------------------------------

                                                    1996              1995
                                                    ----              ----

Sales                                           $ 1,702,551       $   919,694


Cost of goods sold                                1,038,358           785,354
                                                -----------       -----------



Gross profit                                        664,193           134,340
                                                -----------       -----------


Selling and administrative expenses                 851,163           632,216
                                                -----------       -----------


Loss from operations                               (186,970)         (497,876)
                                                -----------       -----------


Other Income (Expense)
  Gain on sale of property                              -              84,611

  Other income                                       64,821            22,468
  Interest income                                    11,655               -

  Interest expense                                  (73,432)              -
                                                -----------       -----------
                                                      3,044           107,079
                                                -----------       -----------


Net loss before provision for income taxes         (183,926)         (390,797)


Provision for income taxes                            6,500               -
                                                -----------       -----------


Net loss                                        $  (190,426)      $  (390,797)
                                                ===========       ===========


Net loss per Common Share                       $      (.01)      $      (.04)
                                                ===========       ===========



                 See notes to consolidated financial statements

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                 ----------------------------------------------

                                              Common Stock
                                       ------------------------        Additional                              Total
                                         Issued                           Paid-In         Accumulated      Stockholders'
                                         Shares        Par Value          Capital          Deficit           Equity
                                       ---------      -----------      -----------      -------------     --------------
Balance, January 1, 1995,
 restated for reverse acq-
 uisition accounting
 (Notes 2 and 5)                       8,000,000      $     8,000      $       -        $  (372,401)      $  (364,401)


Loan reclassified to additional
 paid-in-capital                             -                -            777,249              -             777,249


Stock issued in business
 combination accounted as a
 reverse acquisition                   6,591,828            6,592              -                -               6,592


Net Loss                                     -                -                -           (390,797)         (390,797)
                                     -----------      -----------      -----------      -----------       -----------


Balance, December 31, 1995            14,591,828           14,592          777,249         (763,198)           28,643


Additional issue of common
 stock during 1996                     1,721,800            1,722        2,037,266              -           2,038,988


Loan reclassified to additional
 paid-in capital                             -                -            748,345              -             748,345



Net Loss                                     -                -                -           (190,426)         (190,426)
                                     -----------      -----------      -----------      -----------       -----------


Balance, December 31, 1996            16,313,628      $    16,314      $ 3,562,860      $  (953,624)      $ 2,625,550
                                     ===========      ===========      ===========      ===========       ===========


                 See notes to consolidated financial statements

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                 ----------------------------------------------

                                                                    1996              1995
                                                                    ----              ----

Net Loss                                                        $  (190,426)      $  (390,797)
                                                                -----------       -----------

Adjustments to reconcile net loss to
 net cash used in operating activities:
    Depreciation, amortization and depletion                         74,655           155,021
    Gain on sale of property                                            -             (84,611)
    Changes in assets and liabilities:
       Decrease in accounts receivable                             (189,644)           42,670
       Increase in inventory                                       (301,254)          (10,056)
       Increase in prepaid expenses                                 (36,713)              -
       Increase in payables and accrued liabilities                 313,372           147,551
       Increase in amounts due to consulting firm                       -             107,874
       Other, net                                                   (10,900)              -
                                                                -----------       -----------
           Total Adjustments                                       (150,484)          358,449
                                                                -----------       -----------

       Net Cash Used in Operating Activities                       (340,910)          (32,348)
                                                                -----------       -----------

Cash Flows from Investing Activities:
    Proceeds from notes receivable                                   77,174            31,360
    Proceeds from sale of property                                      -               6,530
    Other                                                               -              (2,914)
    Purchase of property, plant and equipment                      (550,484)           (6,510)
                                                                -----------       -----------

       Net Cash (Used in) Provided by Investing
         Activities                                                (473,310)           28,466
                                                                -----------       -----------

Cash Flows from Financing Activities:
    Proceeds from long term debt                                    994,763            90,384
    Net borrowings (repayment) under line of credit
     arrangements                                                  (143,466)              -
    Repayment of long term debt                                    (567,525)         (137,374)
    Proceeds from issuance of common stock                        1,500,000               -
                                                                -----------       -----------

       Net Cash Provided by (Used In) Financing Activities        1,783,772           (46,990)
                                                                -----------       -----------

Net Increase (Decrease) in Cash and Cash Equivalents                969,552           (50,872)

Cash and Cash Equivalents at Beginning of Year                       14,161            65,033
                                                                -----------       -----------

Cash and Cash Equivalents at End of Year                        $   983,713       $    14,161
                                                                ===========       ===========

Supplemental Disclosure of Cash Flows
 Information:
    Interest paid                                               $    70,000       $   108,922
    Taxes paid                                                  $       -         $       -

                 See notes to consolidated financial statements

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                -------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                 ----------------------------------------------

Supplemental disclosures of non-cash investing and financing activities:

During the year ended December 31, 1996 the Company issued 200,000 shares of common stock valued at $160,000 for 100% of the outstanding stock of Tyrrell Stone Design, Ltd.

In 1996 the Company issued 1,522,000 shares of common stock as payment of $1,127,333 of outstanding debt of the Company.

Additionally, in 1996 the Company entered into a capital lease for equipment valued at $145,250.

During the year ended December 31, 1995, the Company completed a business combination through the issuance of 8,000,000 shares of its common stock. The business combination was accounted as a reverse acquisition as described in Note 2.

For the year ended December 31, 1995, the Company reclassified a loan from an affiliated company to additional paid-in capital as described in Note 5.

Various property was sold in 1995 with Cleveland Quarries, L.P. taking $145,000 in notes receivable.

                 See notes to consolidated financial statements

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

       This summary of significant accounting policies of American Stone Industries, Inc., (hereinafter "ASI" or the "Company") is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates
----------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

History and Business Activity
-----------------------------

       The Company was incorporated in the State of Delaware on November 11, 1992 as Viva Designs U.S.A., Inc. The Company was a distributor of a line of jewelry and fragrances until June 1993 when it discontinued those operations. On December 14, 1993, a certificate of amendment was filed to change the name of the corporation to Viva Medical Sciences Corp. Beginning in 1994 and until the business combination described in Note 2, the Company was distributor of medical equipment in the United States. In conjunction with the business combination, the medical equipment distributorship business was transferred to a related party. On August 9, 1995, articles of amendment were filed reflecting a change of the corporate name to American Stone Industries, Inc. Concurrent with the business combination described in Note 2, ASI became a holding company which conducts business only through its wholly-owned subsidiary, American Stone Corp. ("ASC"). ASC purchases and sells stone for use in the building construction industry.

         American Stone Industries, Inc. is a publicly-held company whose stock is traded on the OTC Bulletin Board.

         American Stone Corporation was a holding company with an 89.1% ownership interest in Cleveland Quarries, L.P. of Amherst, Ohio. Cleveland Quarries, L.P. (Note 3) was the owner and operator of the Berea Sandstone Quarries which mines stone predominantly for the building stone market with several specialty areas making up the balance.

       As described in Note 2, on February 1, 1996 ASC merged all inventories, real estate, equipment, intangible assets, and all rights in leases, contracts, and all other operational items of Cleveland Quarries L.P. and began operating the Berea Sandstone Quarries. At that point, Cleveland Quarries, L.P. ceased operations and liquidated.

       On May 23, 1996, the Company acquired all of the outstanding shares of Tyrrell Stone Design, Ltd. (a Canadian company providing design drawings to architects) in exchange for 200,000 shares of common stock.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
---------------------------------------------------------------

Property, Plant and Equipment - At Cost
---------------------------------------

       Property, plant and equipment at December 31, 1996 and 1995 consisted of:

                                                      1996                1995
                                                      ----                ----
       Land                                     $  450,544          $  275,700
       Buildings                                   778,432             637,515
       Equipment                                   811,356             795,112
       Computers                                    14,100                 -
       Leasehold improvements                       15,346                 -
       Vehicle                                       2,500                 -
                                                ----------          ----------
                                                 2,072,278           1,708,327
       Less:  Accumulated depreciation              57,135             367,077
                                                ----------          ----------
       Net property, plant and equipment        $2,015,143          $1,341,250
                                                ==========          ==========

       Depletion is being calculated based on management's estimate of sandstone reserves. There is no engineer's estimate available of such reserves. Depletion amounted to $700 and $24 for the year ended December 31, 1996 and 1995, respectively.

       The cost of depreciable property is being depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting. Depreciation expense was $67,878 and $139,870 for the year ended December 31, 1996 and 1995, respectively.

       Routine maintenance and repairs are charged to operations when incurred. Expenditures which materially increase value or extend lives are capitalized.

Principles of Consolidation
---------------------------

       Under the accounting rules for a reverse acquisition which were applied to the business combination described in Note 2, the accompanying 1995 financial statements include the accounts of American Stone Corporation and its majority-owned subsidiary Cleveland Quarries, L.P. ("CQ") for the year ended December 31, 1995, and of American Stone Industries, Inc. for the period from the date of the acquisition, August 8, 1995, through December 31, 1995. For 1996, the accompanying financial statements include the accounts of American Stone Industries, Inc. and its wholly-owned subsidiary American Stone Corporation (including the merged and consolidated financial statements of CQ) for the year ended December 31, 1996, and of Tyrrell Stone Design, Ltd. for the period from the date of acquisition, May 23, 1996, through December 31, 1996.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
---------------------------------------------------------------

Sale of Business
----------------

         On May 30, 1995, ASI incorporated a wholly-owned subsidiary, VMS Rehab Systems, Inc. ("VMS"). On June 1, 1995, ASI assigned substantially all of its assets to VMS.

       On July 31, 1995, ASI entered into an agreement to sell all of the common stock of VMS to Suncrest Management Services, S.A. ("Suncrest") a related party in exchange for the cancellation of debt owed to Suncrest. The net book value of the assets transferred approximate the amount of the indebtedness canceled. Suncrest also received an option to purchase up to 250,000 shares of the Company's common stock at $.25 per share. The option expires August 8, 1998.

Cash and Cash Equivalents
-------------------------

       For purposes of financial reporting, the Company considers all highly-liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Intangibles
-----------

       Goodwill represents the excess of cost over fair market value related to the business combinations described in Note 2. Goodwill is being amortized on the straight-line method over a twenty and thirty year period. Other intangible assets, including trademarks are amortized over their economic lives. Amortization expense for the year ended December 31, 1996 and 1995 is $6,025 and $15,065, respectively. At December 31, 1996 and 1995, intangibles are net of accumulated amortization of $7,061 and $43,557, respectively.

Concentration of Credit Risk
----------------------------

       Financial instruments, which potentially subject the Company to concentration of credit risk, principally consist of accounts receivable. The Company's policies do not require collateral to support customer accounts receivables.

Loss Per Common Share
---------------------

       Loss per common share is based on the weighted average number of shares outstanding which was 15,709,213 and 10,763,150 for the years ended December 31, 1996 and 1995, respectively.

       The exercise of stock options do not result in material dilution.

Inventory
---------

       The inventories which consist of sandstone are stated at the lower of first-in, first-out (FIFO) cost or market.

Restricted Cash
---------------

       The Company's certificates of deposit are assigned to the Ohio Department of Natural Resources Division of Reclamation.

Reclassifications
-----------------

       Certain accounts related to the prior year have been reclassified to conform to the current year presentation.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 2 - BUSINESS COMBINATION AND ACQUISITIONS
----------------------------------------------

       On August 8, 1995, the Company acquired all of the outstanding capital stock of American Stone Corporation ("ASC"), in exchange for 8,000,000 unregistered shares of its common stock. As a result of the transaction, TMT Masonry, Ltd. ("TMT") the former parent company of ASC received shares representing approximately 55% of the Company's outstanding common stock, thereby effecting a change in control of the Company.

       The acquisition of ASC has been accounted for as a reverse acquisition. Under the accounting rules for a reverse acquisition, ASC is considered the acquiring entity. As a result, historical financial information for periods prior to the date of the transaction are those of ASC. However, the capital structure of ASC has been retroactively restated to reflect the number of shares received by ASC in the acquisition and the Company's par value. Under purchase method accounting, balances and results of operations of the Company have been included in the accompanying consolidated financial statements from the date of the transaction, August 8, 1995. While there were no tangible assets received in the reverse acquisition, the Company assumed liabilities of $32,692. The Company recorded the assets and liabilities (excluding intangibles) at their historical cost basis which was deemed to approximate fair market value. The reverse acquisition is treated as a non-cash transaction since all consideration given was in the form of stock. Proforma results of operations (assuming the business combination had been effected at the beginning of the year ended December 31,
1995) are not presented because ASI became a holding Company concurrent with the business combination. As a result, proforma results of operations for the year ended December 31, 1995 would be no different than the historical statement of operations presented herewith.

       On May 23, 1996, the Company acquired all of the outstanding shares of Tyrrell Stone Design, Ltd. (Tyrrell Stone) in exchange for 200,000 shares of common stock. This acquisition was accounted for as a purchase, and as a result, excess cost over fair market value of $156,729 is being amortized over thirty years. Under purchase method accounting, balances and results of operations of the Company have been included in the accompanying consolidated financial statements from the date of the transaction, May 23, 1996. Proforma results of operations (assuming the business combination had been effected at the beginning of the year ended December 31, 1996) are not presented since Tyrrell Stone was incorporated in 1996 and the impact is not material.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 3 - NOTES RECEIVABLE - EMPLOYEES
-------------------------------------

                                                                                              1996                1995
                                                                                              ----                ----
       7%, secured by real estate mortgage, due in
       monthly installments of $310 including interest,
       final payment due August, 2000                                                     $ 38,716            $ 39,690

       Non-interest bearing, unsecured, due in weekly
       installments of $25, final payment due August, 1997                                   1,170               2,370

       8% unsecured loan, receivable in monthly installments of $15,000 plus interest through January 1996, then $10,000
       plus interest from May through October 1996.                                           -                 75,000
                                                                                          --------            --------

       Total notes receivable                                                               39,886             117,060

       Less current portion of notes receivable                                               -                 77,549
                                                                                          --------            --------

                                                                                          $ 39,886            $ 39,511
                                                                                          ========            ========

NOTE 4 - DUE TO CONSULTING FIRM
-------------------------------

       Due to consulting firm represents non-interest bearing amounts to Georgia Capital Corporation ("GCC"). GCC is a stockholder in the Company. During 1996, additional liabilities of $202,381 were incurred. In addition, one of the consultants employed by GCC is also a stockholder in the Company. The payable arose from consulting services provided and from non-interest bearing advances made to the Company. During April and May, 1996, these payables were satisfied through the issuance of 1,346,000 shares of common stock.

NOTE 5 - STOCKHOLDERS' EQUITY
-----------------------------

       As the business combination, described in Note 2 above, has been accounted for as reverse acquisition, the Company has assumed ASI's capital structure (shares outstanding and par value) as of the consummation of August 8, 1995. All capital transactions of ASI prior to the date of the business combination are included in ASI's separate historical financial information.

       On August 8, 1995, the Company issued 8,000,000 shares of unregistered common stock in connection with the reverse acquisition of ASC, bringing the total shares of common stock issued and outstanding immediately subsequent to the transaction to 14,591,828.

       During April and May, 1996, the Company issued 1,346,000 shares of unrestricted common stock to Georgia Capital Corporation in satisfaction of $334,951 of indebtedness including cash advances made to the Company during 1996 and 1995.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 5 - STOCKHOLDERS' EQUITY (CONTINUED)
-----------------------------------------

       During February 1996, the Company issued 60,000 shares of unrestricted common stock to consultants in satisfaction of $15,000 payable for consulting services rendered.

       In February 1996, a shareholder who had performed investment banking services for the Company agreed to return 746,197 shares in acknowledgment of having failed to perform such services to the satisfaction of the Company.

       In May, 1996, the Company issued 116,000 shares of unrestricted common stock to Terrazzo Mosaic & Tile Ltd. in satisfaction of $29,037 of indebtedness of the Company.

       In May, 1996, the Company acquired all of the outstanding shares of Tyrrell Stone Design Ltd. in exchange for 200,000 shares of the Company.

       In August, 1996, TMT Masonry Ltd. returned 4,000,000 shares which were immediately reissued to Roulston Ventures Limited Partnership for $1,500,000.

NOTE 6 - LINE OF CREDIT
-----------------------

       The Company has a line of credit with maximum borrowings of $750,000. The note provides for borrowing with interest payable monthly at a rate equivalent to the bank's prime lending rate (8.25% at December 31, 1996). The debt agreement contains certain restrictive terms and covenants. The Company was in compliance with its covenants at December 31, 1996. The outstanding balance at December 31, 1996 was $600,000.

       The Company had a $750,000 line of credit, secured by a $750,000 letter of credit issued by a Canadian bank, which expired February 1996. Interest was payable monthly at prime plus .5%. At December 31, 1995, the Company had borrowed $743,466 against the line of credit.

NOTE 7 - LONG TERM DEBT
-----------------------

                                                            1996          1995
                                                            ----          ----
       9.4%, secured by equipment, payable in
       monthly installments of $378 including
       interest, final payment due June, 1998           $  6,330       $ 9,923

       9.9%, secured by equipment, payable in
       monthly installments of $356 including
       interest, final payment due January, 1998           4,390         7,921

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 7 - LONG TERM DEBT (CONTINUED)
-----------------------------------

                                                              1996          1995
                                                              ----          ----
12.13%, secured by equipment, payable in
monthly installments of $1,567 including
interest, final payment due July, 1997                      $ 10,584      $ 24,108

7.5% note payable to a financing organization,
due December 1997, payable in monthly
installments of $973 including interest.  The
note is secured by equipment.  This note was
paid in full in 1996                                             -          20,397

6% note payable to a corporation, secured by real
estate with a cost of $913,215.  The balance was
due November 1995 and was satisfied in February
1996 (Note 9)                                                    -         498,604

6.9% note payable to a financing organization,
due June 1996, payable in monthly installments
of $295 including interest.  The note is secured
by equipment                                                     -           1,592

6% note payable to a financing organization, due
July 1996, payable in monthly installments of $462
including interest.  The note is secured by equipment            -          15,200

8.31%, secured by equipment, payable in
monthly installments of $4,675 including
interest, final payment due September, 1999                      -         134,166
                                                            --------      --------
                                                             155,470       577,745
Less:  Current Portion                                        68,007       549,313
                                                            --------      --------
                                                            $ 87,463      $ 28,432
                                                            ========      ========

       Following is a summary of future maturities of long term debt as of December 31, 1996:

       1997                                     $ 68,007
       1998                                       50,735
       1999                                       36,728
       2000 and thereafter                          -
                                                --------
                                                $155,470

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 8- FAIR VALUE OF FINANCIAL STATEMENTS
------------------------------------------

       The carrying amounts of cash, accounts receivable, accounts payable, and long-term debt approximate the fair value reported in the balance sheet. The fair value of long-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities.

NOTE 9 - FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY
--------------------------------------------------------

       The Company and its subsidiaries operated predominantly in one industry, the design, quarrying and cutting of sandstone primarily used in the construction industry.

       Following is the information regarding the Company's continuing operations by geographic location. Transfers between geographic areas are accounted for on a cost plus profit margin basis.

                                                                             1996               1995
                                                                             ----               ----
    Net sales, including geographic transfers
       United States                                                     $ 1,591,550       $   919,694
       Canada                                                                153,583               -
       Geographic transfers                                                  (42,582)              -
                                                                         -----------       -----------
                                                                         $ 1,702,551       $   919,694
                                                                         ===========       ===========

    (Loss) from operations:
       United States                                                     $   (50,462)      $  (497,876)
       Canada                                                               (136,508)              -
                                                                         -----------       -----------
    (Loss) from operations                                                  (186,970)         (497,876)
    Interest expense                                                         (73,432)              -
    Other income (expense)                                                    76,476           107,079
                                                                         -----------       -----------

    (Loss) from operations before income taxes                           $  (183,926)      $  (390,797)
                                                                         ===========       ===========

    Identifiable assets:
       United States                                                     $ 3,763,844       $ 1,799,317
       Canada                                                                247,441               -
                                                                         -----------       -----------
                                                                         $ 4,011,285       $ 1,799,317
                                                                         ===========       ===========
NOTE 10- INCOME TAXES
---------------------

       Income taxes on continuing operations include the following:

                                                                             1996             1995
                                                                             ----             ----
       Canadian:
           Currently payable                                             $     6,500           $   -
           Deferred                                                              -                 -
                                                                         -----------       -----------
               Total                                                     $     6,500            $  -
                                                                         ===========       ===========

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 10 - INCOME TAXES (CONTINUED)
----------------------------------

           A reconciliation of the effective tax rate with the statutory U.S. income tax rate is as follows:

                                                                         1996                                   1995
                                                              ------------------------              ----------------------------
                                                                                 % of                                     % of
                                                                               Pretax                                   Pretax

                                                               Amount           Income                   Amount          Income

       Income taxes per
           statement of income                               $  6,500                4%            $       -               -   %
       Tax rate differences resulting from:
           Income taxes applicable to
              Canadian income at rate
              different from U.S. rate                         (6,500)             (4)%                    -               -   %
           Loss for financial reporting
              purpose without tax benefit
              (unavailable for carryback
              against prior income taxes paid)                (62,535)            (34)%                (132,870)           (34)%
                                                             --------             ---                 ---------            ---

       Income taxes at statutory rate                        $(62,535)            (34)%               $(132,870)           (34)%
                                                             ========             ===                 =========            ===

       For United States tax purposes, the Company has net operating loss carryforwards, expiring primarily in 2010, of approximately $657,000 available to reduce future taxable income. Future United States taxes may also be reduced by a capital loss carryforwards of approximately $59,000 which expire in 2000. Utilization of these carryforwards is contingent upon the Company having sufficient taxable income in the future.

       The Company's deferred tax assets and liabilities at December 31, 1996 and 1995 consist of:

                                                  1996                   1995
                                                  ----                   ----
              Deferred tax asset              $   427,000             $  95,000
              Valuation allowance                (427,000)              (95,000)
              Deferred tax liability                -                        -
                                              -----------             ---------

                                              $     -                 $    -
                                              ===========             =========

       Deferred taxes are provided for temporary differences in deducting expenses for financial statement and tax purposes. The principal source for deferred tax assets are different methods for recovering depreciation and net operating loss and capital loss carryforwards. No deferred taxes are reflected in the balance sheet at December 31, 1996 and 1995 due to a valuation allowance. As of December 31, 1996, the Company recognized an $332,000 increase in the valuation allowance from 1995.

                AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
                ------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

NOTE 11 - RELATED PARTY TRANSACTIONS
------------------------------------

       During the year ended December 31, 1995, the Company utilized office space of its former parent, TMT, on a rent-free basis.

       In February, 1996, the Company began utilizing office space of an affiliated company for $700 per month on a month to month basis.

       During the years ended December 31, 1996 and 1995, the Company purchased stone from its unconsolidated subsidiary, Cleveland Quarries, L.P. and paid for expenses such as stationery and business supplies through its former parent company, TMT Masonry, Ltd. At December 31, 1996 and 1995, accounts payable to the same two affiliates totaled $9,735 and $10,202, respectively. Such payables are expected to be satisfied in the ordinary course of business.

       At December 31, 1996, the Company has outstanding stock options to officers, directors and key personnel totaling 300,000 shares at $0.75 per share which were awarded in March, 1996 at the then fair market value of the shares. These options expire in October, 1997. No options were exercised during 1995 and 1996.

NOTE 12 - REVISED FINANCIAL STATEMENTS
--------------------------------------

       The financial statements have been revised to consolidate the Company's limited partnership investment in Cleveland Quarries, L.P., which was previously recorded on the equity method of accounting. As a result, the net loss has been reduced by $39,981 ($-0- per share) for 1996 and increased by $241,117 ($.03 per share) in 1995.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-QSB

(Mark One)

  X    QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
-----  OF 1934

                               For the quarterly period ended    March 31, 1997
                                                             ------------------

       TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT
-----
                             For the transition period from_________ to ________

                             Commission file number           0-22375
                                                   -----------------------------

                         American Stone Industries, Inc.
--------------------------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)

             Delaware                                 13-3704099
--------------------------------             ----------------------------------
(State or other jurisdiction of                     (IRS Employer
incorporation or organization)                    Identification No.)

                900 Keele Street, Toronto, Ontario Canada, M6N3E7
--------------------------------------------------------------------------------
                    (Address of principal executive officer)

                                 (416) 653-6111
--------------------------------------------------------------------------------
                           (Issuer's telephone number)

                                 Not Applicable
--------------------------------------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days.    YES   X NO
                                                          ---     ---

                APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                   PROCEEDINGS DURING THE PRECEDING FIVE YEARS

         Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.
     YES      NO
  ---      ---
                      APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:

        16,313,628
----------------------------

                                      INDEX

                         AMERICAN STONE INDUSTRIES, INC.
                         -------------------------------

PART I. FINANCIAL INFORMATION
-----------------------------

Consolidated Balance Sheets
         March 31, 1997 and December 31, 1996...........................1

Consolidated Statements of Income
         Three Months Ended March 31, 1997 and 1996.....................2

Consolidated Statements of Cash Flows
         Three Months Ended March 31, 1997 and 1996.....................3

Notes to Consolidated Financial Statements..............................4

Management's Discussion and Analysis of Financial
         Condition and Results of Operations............................5

PART II.  OTHER INFORMATION
---------------------------

Item 2.           Changes in securities.................................6
Item 6.           Exhibits and Reports on Form 8-K......................6

Signatures..............................................................7

                         AMERICAN STONE INDUSTRIES, INC.
                         -------------------------------
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                                     ASSETS
                                     ------

                                                          March 31,       December 31,
                                                            1997              1996
                                                        -----------       ------------
Current Assets                                          (Unaudited)        (Audited)
--------------
         Cash                                           $   349,209       $   983,713
         Accounts receivable                                335,255           287,628
         Inventory                                          544,157           431,810
         Prepaid expenses                                    24,797            36,713
                                                        -----------       -----------
                  Total Current Assets                    1,253,418         1,739,864
                                                        -----------       -----------

Property, Plant and Equipment, Net - At Cost              1,938,753         2,015,143
--------------------------------------------            -----------       -----------

Other Assets                                                253,653           256,278
------------                                            -----------       -----------
                                                        $ 3,445,824       $ 4,011,285
                                                        ===========       ===========


                                   LIABILITIES
                                   -----------

Current Liabilities
-------------------
         Notes payable, bank line of credit             $   250,000       $   600,000
         Current portion of notes payable                    68,000            68,007
         Accounts payable                                   378,068           373,422
         Accrued liabilities                                197,375           256,843
                                                        -----------       -----------
                  Total Current Liabilities                 893,443         1,298,272
                                                        -----------       -----------

Long Term Liabilities                                        71,579            87,463
---------------------                                   -----------       -----------
                              SHAREHOLDERS' EQUITY
                              --------------------

Common Stock, $001 par value,
   20 million shares authorized
   16,313,628 issued and
   outstanding at March 31, 1997
   and December 31, 1996                                     16,314            16,314
Additional capital                                        3,562,860         3,562,860
Retained earnings (deficit)                              (1,098,372)         (953,624)
                                                        -----------       -----------
                                                          2,480,802         2,625,550
                                                        -----------       -----------
                                                        $ 3,445,824       $ 4,011,285
                                                        ===========       ===========

                         AMERICAN STONE INDUSTRIES, INC.
                         -------------------------------
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
                       FOR THE THREE MONTHS ENDED MARCH 31
                       -----------------------------------

                                           1997             1996
                                         ---------       ---------
                                        (Unaudited)     (Unaudited)

Net Sales                                $ 378,366       $ 297,658
---------

Cost of Sales                              374,081         322,793
-------------                            ---------       ---------

Gross Profit (Loss)                          4,285         (25,135)
-------------------

Selling, General and Administrative
-----------------------------------
         Expenses                          163,870         162,121
         --------                        ---------       ---------

(Loss) From Operations                    (159,585)       (187,256)
----------------------

Other Income (Expense)
----------------------
         Other income                       16,736          15,121
         Interest income                     6,015           2,774
         Interest expense                   (7,914)        (20,374)
                                         ---------       ---------

                                            14,837          (2,479)
                                         ---------       ---------

(Loss) Before Income Taxes                (144,748)       (189,735)
--------------------------               ---------       ---------

Provision For (Recovery Of) Income
----------------------------------
         Taxes                                 -               -
         ----                            ---------       ---------

Net (Loss)                               $(144,748)      $(189,735)
----------                               =========       =========

Net (Loss) Per Common Share              $    (.01)      $    (.01)
---------------------------              =========       =========

                         AMERICAN STONE INDUSTRIES, INC.
                         -------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                       FOR THE THREE MONTHS ENDED MARCH 31
                       -----------------------------------

                                                  1997           1996
                                                  ----           ----
                                               (Unaudited)    (Unaudited)

Cash Flow From Operating Activities
-----------------------------------
         Net (Loss)                            $(144,748)      $(189,735)
                                               ---------       ---------
         Noncash items included in income
            Depreciation and amortization         27,586           9,856
            Accounts receivable                  (47,627)        (14,203)
            Inventory                           (112,347)          5,124
            Prepaid expenses                      11,916             -0-
            Accounts payable - trade               4,646         159,430
            Accrued expenses                     (59,468)         15,256
                                               ---------       ---------

                  Total Adjustments             (175,294)        175,463
                                               ---------       ---------
Net Cash Used In Operating Activities           (320,042)        (14,272)

Cash Flows From Investing Activities              51,429          (2,344)
------------------------------------

Cash Flows From Financing Activities            (365,891)         22,550
------------------------------------           ---------       ---------

Net (Decrease) Increase in Cash                 (634,504)          5,934
-------------------------------

Cash - Beginning of Period                       983,713          14,161
--------------------------                     ---------       ---------

Cash - End of Period                           $ 349,209       $  20,095
--------------------                           =========       =========


Supplemental Disclosure of Cash Flows
-------------------------------------
         Information
         -----------
                  Interest paid                $   7,900       $  20,300
                  Income taxes paid            $     -0-       $    -0-

                         AMERICAN STONE INDUSTRIES, INC.
                         -------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                 MARCH 31, 1997
                                 --------------

NOTE A - BASIS OF PRESENTATION
------------------------------

         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ending March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in the American Stone Industries, Inc. annual report on Form 10-SB for the year ended December 31, 1996.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           -----------------------------------------------------------
                            AND RESULTS OF OPERATIONS
                            -------------------------

RESULTS OF OPERATIONS

         Net sales for the first quarter of 1997 was $378,366, up 27% when compared to the first quarter of 1996. The 1997 sales increase was primarily due to the success of the marketing department in establishing new distributors in promoting our material to a broader range of Architects and Contractors. Also, by means of trade Shows and advertising in Trade Magazines and personal presentations and large group seminars by our sales staff at our Quarries for such bodies as A.I.A. (American Institute of Architecture) and N.O.M.I. (North Eastern Ohio Masonry Institute). Additionally, in the first three months of 1997 all departments of our Cleveland Quarry operation were in full scale production. The steps taken in the latter part of 1996 to winterize our operation were beneficial in producing product for sale and inventory. This was not the case for the same period in 1996. The Company records most of its sales in the second and third quarters of the year. Demand for stone products is normally low in the first quarter in the Great Lakes market due to the cold weather.

         The gross profit (loss) percentage for the first quarter of 1997 of 1% compared to (8)% of the same period for the prior year was improved due to the Company's cost-cutting efforts and the winterization of its primary sawing facility allowing year-round production. The Company was able to build up inventory levels and thus absorbed greater fixed costs incurred during the first quarter.

         Selling and administrative expenses have continued to decline as a percentage of net sales due to nonrecurring legal, accounting and consulting costs in 1996 as a result of the Company's need to explain to its existing and potential shareholders the full extent of changes to the Company.

         The net loss was $(144,748) for the first quarter of 1997 and $(189,735) for the first quarter of 1996. Losses are normally generated during the first quarter of the year and are primarily the result of the cold weather in the Great Lakes market and its lower demands for stone.

LIQUIDITY AND SOURCES OF CAPITAL

         The Company does not currently have, and is not expected to have within the next twelve (12) calendar months, any cash flow or liquidity problems. The Company is not in default with respect to any note, loan, lease or other indebtedness or financing agreement. The Company is not subject to any unsatisfied judgments, liens or settlement obligations; however, there are accrued, unpaid and delinquent property taxes which are being brought current pursuant to a five-year payment plan with the applicable County.

ITEM 2.           CHANGES IN SECURITIES

         Effective May 30, 1997, all shareholders of record will receive one new share of stock for each 10 shares of old stock. The reverse split is necessary for the company to comply with listing criteria for the Nasdaq Small Cap Market. The company filed its application to trade on the Nasdaq Small Cap Market on April 15, 1997. The company believes such a listing will enhance its image with the investment community and increase the stock's liquidity. The listing application is expected to be approved by NASD within the next several months.

ITEM 6.           EXHIBITS AND REPORTS ON FORM 8-K.

         Thre have been no reports on Form 8-K filed during the quarter for which this report is filed.

                                   SIGNATURES

         In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         American Stone Industries, Inc.
--------------------------------------------------------------------------------
                                  (Registrant)

Date:        July 29, 1997         /s/ Glen Gasparini
         -----------------------   ---------------------------------------------
                                   Glen Gasparini, President

Date:        July 29, 1997         /s/ Enzo Costantino
         -----------------------   ---------------------------------------------
                                   Enzo Costantino, Chief Financial Officer

  *Print the name and title of each signing officer under his or her signature

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         American Stone Industries, Inc.
-------------------------------------------------------------------------------
                                  (Registrant)

Date: July 29, 1997
     --------------------------------------------------------------------------
By:
   ----------------------------------------------------------------------------
                                  (Signature)*



  *Print the name and title of each signing officer under his or her signature

 /s/ ENZO COSTANTINO                              /s/ GLEN GASPARINI
--------------------------------                 ------------------------------
ENZO COSTANTINO                                  GLEN GASPARINI



 /s/ TIMOTHY I. PANZICA                           /s/ MICHAEL J. MEIER
--------------------------------                 ------------------------------
TIMOTHY I. PANZICA                               MICHAEL J. MEIER



 /s/ THOMAS H. ROULSTON, II
-------------------------------
THOMAS H. ROULSTON, II

                                    PART III
                                    --------

                                    EXHIBITS
                                    --------

(1)      Underwriting Agreement.....................................................Not Applicable

(2)      Charter and By-laws

        *A.       Certificate of Incorporation of Viva Designs
                  U.S.A. Inc., dated November 13, 1992......................................

        *B.       Certificate of Amendment of the Certificate of
                  Incorporation of Viva Designs U.S.A., Inc.,
                  dated March 9, 1993.......................................................

        *C.       Certificate of Amendment of the Certificate of
                  Incorporation of Viva Designs U.S.A., Inc.,
                  dated December 14, 1993...................................................

        *D.       Certificate for Renewal and Revival
                  of Character, dated May 31, 1994..........................................

        *E.       Certificate of Amendment of the Certificate
                  of Incorporation of Viva Medical Sciences
                  Corporation, dated August, 1995...........................................

        *C.       By-laws of American Stone Industries, Inc.................................

(3)      Instruments Defining the Rights of Security Holders........................Not Applicable

(4)      Subscription Agreement.....................................................Not Applicable

(5)      Voting Trust Agreement.....................................................Not Applicable

(6)      Material Contracts

        *A.       Business Loan Agreement between American
                  Stone Corporation and First National
                  Bank of Ohio, dated September 13, 1996....................................

        *B.       Amendment to Loan Agreement between American
                  Stone Corporation and First National Bank of Ohio,
                  dated February 26, 1997...................................................

        *C.       Employment Agreement between American Stone
                  Corporation and David Tyrrell, dated February 7, 1996.....................

        *D.       Asset Purchase Agreement between American Stone
                  Corporation and Cleveland Quarries L.P.,
                  dated February 1, 1996....................................................

        *E.       Amendment to and Restatement of Asset Purchase
                  Agreement, dated December 10, 1996........................................

        *F.       Indemnification Agreement between Cleveland
                  Quarries, L.P., Slate and Stone Corporation of
                  America, and American Stone Corporation,
                  dated December 20, 1996...................................................

        *G.       Share Purchase Agreement between David Tyrrell
                  and American Stone Industries, Inc.,
                  dated May 22, 1996........................................................

        *H.       Stock Purchase Agreement between American
                  Stone Industries, Inc. and Roulston Ventures
                  Limited Partnership, dated August 27, 1996................................

        *I.       Share Purchase Option Agreement between
                  TMT Masonry, Ltd., Roulston Ventures Limited
                  Partnership, and American Stone Industries, Inc.,.........................

        *J.       Interim Management Agreement between Robert
                  Graham Nash, William Purvis Houston, E. Victor
                  Artuso, Nicholls Investments, Inc., 237894 Ontario
                  Limited, Grenville Aggregate Specialties Limited,
                  American Stone Industries, Inc., and American Stone
                  Industries, Inc., dated August 30, 1996...................................

         K.       Indemnification Agreement between Cleveland
                  Quarries, L.P., Slate and Stone Corporation of America
                  and American Stone Corporation, adopted by the
                  Board of Directors of American Stone Corporation
                  in March, 1997............................................................

         L.       No Default Confirmation Certificate between American
                  Stone Industries, Inc., 112769 Ontario Limited, Nicholls
                  Investments, Inc., Grenville Aggregate Specialties
                  Limited, 237894 Ontario Limited, and Stoklosar
                  Marble Quarries Limited..........................................................

         M.       Share Purchase Option Agreement between TMT
                  Masonry, Ltd., Roulston Ventures Limited Partnership,
                  and American Stone Industries, Inc., dated
                  November 22, 1996 ...............................................................

(7)      Material Foreign Patents...........................................................Not Applicable

(8)      Plan of Acquisition, Reorganization, Arrangement,
         Liquidation, or Succession.........................................................Not Applicable

(9)      Escrow Agreements..................................................................Not Applicable

(10)     Consents and Other.......................................................................

        *A.       Letter from Horton & Company Consenting
                  to the Change in Certifying Accountant,
                  dated March 19, 1997..............................................................

        *B.       Letter from Horton & Company, L.L.C.
                  Consenting to Incorporation of Independent
                  Auditor's Report, dated March 19, 1997 ...........................................

        *C.       Letter from Hobe & Lucas, C.P.A.
                  Consenting to Incorporation of Independent
                  Auditor's Report, dated March 24, 1997............................................

        *D.       Subsidiaries of Registrant as of December 31, 1996................................

         E.       Letter from Jenkins, Hakes & Tewell, Inc. Consenting
                  to Incorporation of Independent Auditor's Report,
                  dated June 10, 1997............................................................

         F.       Letter from Horton & Company, L.L.C.
                  Consenting to Incorporation of Independent
                  Auditor's Report, dated April 3, 1996 (except
                  for Note 10, which is dated July 8, 1997) ......................................

         G.       Letter from Hobe & Lucas, C.P.A.
                  Consenting to Incorporation of Independent
                  Auditor's Report, dated January 22, 1997 (except
                  for Note 12, which is dated July 8, 1997).......................................

(27)     Financial Data Schedule..................................................................




                *Indicates Exhibits included with the Form 10-SB which has been previously filed.